UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

INTERNATIONAL KRL RESOURCES CORP.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

Suite 720 – 475 Howe Street, Vancouver, B.C. Canada  V6C 2B3

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common-Voting Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             22,708,306

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 49

INTERNATIONAL KRL RESOURCES CORP.

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Part I

Page

Item 1.	Identity of Directors, Senior Management and Advisors	4
Item 2.	Offer Statistics and Expected Timetable	5
Item 3.	Key Information	5
Item 4.	Information on the Company	12
Item 5.	Operating and Financial Review and Prospects	22
Item 6.	Directors, Senior Management and Employees	30
Item 7.	Major Shareholders and Related Party Transactions	35
Item 8.	Financial Information	36
Item 9.	The Offer and Listing	36
Item 10.	Additional Information	39
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	47
Item 12.	Description of Securities Other Than Equity Securities	47

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	47
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	47
Item 15.	Controls and Procedures	47
Item 16.	Reserved	48
Item 16A.	Audit Committee Financial Expert	48
Item 16B.	Code of Ethics	48
Item 16C.	Principal Accountant Fees and Services	48
Item 16D.	Exemptions from the Listing Standards for Audit Committee	48
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	48

Part III

Item 17.	Financial Statements	49
Item 18.	Financial Statements	49
Item 19.	Exhibits	40

Mining Glossary		50

INTRODUCTION

International KRL Resources Corp was incorporated under the Company Act of the Province of British Columbia on July 10, 1978 under the name Kingdom Resources Ltd. On November 27, 1989 the name was changed to KRL Resources Corp. and on March 6, 2002, the name was changed to International KRL Resources Corp. In this Registration Statement, the “Company”, "we", "our", and "us", refers to International KRL Resources Crop. (unless the context otherwise requires).  Summary discussions of documents referred to in this Registration Statement may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at Suite 720 – 475 Howe Street, Vancouver, British Columbia Canada V6C 2B3; our telephone number is 604-689-0299 and our fax number is 604-689-0288.

BUSINESS OF INTERNATIONAL KRL RESOURCES CORP.

International KRL Resources Corp. (the “Company") is principally a mineral company engaged directly in the acquisition and exploration of mineral properties.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 3/01/2004 the names, ages and dates of election of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

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Name	Age	Date First Elected or Appointed

Seamus Young (1)	64	1986
Mike Muzylowski (2)(3)	70	1990
Charles D. Mooney (2)(4)	48	2002
Judith T. Mazvihwa (1)	29	2003

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(1)

Business Address: Suite 720-475 Howe Street, Vancouver, B.C. Canada V6C 2B3.

(2)

Member of the Audit Committee

(3)

1160 - 1040 West Georgia Street, Vancouver, British Columbia, Canada V6E 4H1

(4)

10815 Deep Cove Road, North Vancouver, British Columbia, Canada V8L 5M5

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 3/01/2004, the names, ages and dates of appointment of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name and Position	Age	Date of First Appointment

Seamus Young, President and CEO	64	1986
Judith T. Mazvihwa, CFO	29	2003

______________________________________________________________________________

______________________________________________________________________________Seamus Young’s business functions, as President and Chief Executive Officer of the Company include strategic planning, business development, liaison with lawyers-regulatory authorities-financial and community/shareholders; and, reporting to the Board of Directors.

Judith Mazvihwa’s business functions, as Chief Financial Officer includes liaison with auditors and accountants, preparation/payment/organization of the expenses/taxes/activities of the Company and reporting to the Board of Directors.

1.B.  Advisors

The Company’s attorneys are: Miller Thomson LLP

                             Contact: Greg Smith

                             1000-840 Howe Street

                             Vancouver, British Columbia Canada V6Z 2M1

                             Telephone: 604-643-1258

                             Facsimile: 604-643-1200

The Company’s bank is:       The Bank of Montreal

                             595 Burrard Street

                             Vancouver, British Columbia Canada V7X 1L7

                             Telephone: 604-665-2609

1.C.  Auditors

The Company’s auditor for its financial statements, for the year ended May 31, 2003, was Manning Elliott, Chartered Accountants. Manning Elliott, Chartered Accountants is a member of the Canadian Institute of Chartered Accountants and is registered with the Public Company Accounting Oversight Board of the United States. The Company’s auditor for the years ended May 31, 2002, 2001, 2000 and 1999 was Jones Richards & Company, Certified General Accountants.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2003 ended May 31st was derived from the financial statements of the Company that have been audited by Manning Elliott, Independent Chartered Accountant, as indicated in his audit reports, which are included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2002/2001/2000/1999 ended December 31st was derived from the financial statements of the Company that were audited by Jones Richard & Company, Certified General Accountants; the financial statements for fiscal years 2000 and 1999 are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Qtr. Ended 2/29/04	Qtr. Ended 2/28/03	Fiscal Year Ended 5/31/03	Fiscal Year Ended 5/31/02	Fiscal Year Ended 5/31/01	Fiscal Year Ended 5/31/00	Fiscal Year Ended 5/31/99

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	($396)	($322)	($411)	($150)	($159)	($183)	($1,848)
(Loss) per Share	($0.02)	($0.03)	($0.04)	($0.02)	($0.05)	($0.05)	($0.55)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000) 2c)	15,634	8,760	10,704	6,760	5,197	4,126	3,184

Working Capital	$712	$350	$28	($35)	($62)	$138	$19
Long Term Debt	Nil	Nil	Nil	Nil	$111	$67	$121
Shareholders’ Equity	$3,797	$2,641	$2,655	$2,006	$1,743	$1,543	$726$
Total Assets	$3,956	$2,641	$2,753	$2,045	$1,928	$1,646	$1,057

US GAAP Net Loss	N/A	N/A	($993)	($277)	N/A	N/A	N/A
US GAAP Loss per Share	N/A	N/A	($0.09)	($0.04)	N/A	N/A	N/A
US GAAP Avg Shares	N/A	N/A	10,704	6,760	N/A	N/A	N/A

US GAAP Equity	N/A	N/A	$50	($30)	N/A	N/A	N/A
US GAAP Total Assets	N/A	N/A	$147	$10	N/A	N/A	N/A

(1) Cumulative Net Loss during exploration stage through 5/31/2003, under US GAAP, is ($7,541,540)

The Company completed a 1 for 5 reverse split of its common shares on March 6, 2002. Per share amounts have been adjusted to reflect the reverse split.

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended May 31st, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

	Average	High	Low	Close

May 2004		1.40	1.36	1.37
April 2004		1.37	1.31	1.37
March 2004		1.35	1.31	1.31
February 2004		1.34	1.31	1.34
January 2004		1.33	1.27	1.33
December 2003		1.34	1.30	1.29

Three Months Ended 2/29/2004	1.32	1.34	1.27	1.34
Three Months Ended 2/28/2003	1.53	1.58	1.49	1.49

Fiscal Year Ended 5/31/2004	1.34	1.41	1.27	1.37
Fiscal Year Ended 5/31/2003	1.52	1.60	1.34	1.37
Fiscal Year Ended 5/31/2002	1.57	1.61	1.51	1.53
Fiscal Year Ended 5/31/2001	1.52	1.58	1.49	1.55
Fiscal Year Ended 5/31/2000	1.47	1.51	1.44	1.50

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 2/29/2004.  As of 2/29/2004, the Company had cash and cash equivalents totaling $696,554.  The Company has no significant debt outstanding as of 2/29/2004 and had issued and outstanding common-voting shares of 22,575,106 million.

Table No. 5

Capitalization and Indebtedness

February 29, 2004

______________________________________________________________________________

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
22,575,106 Common–voting shares issued and outstanding	$9,100,376
Contributed Surplus	$2,391
Retained Earnings (deficit)	($5,305,276)
Net Stockholders’ Equity	$3,797,491
TOTAL CAPITALIZATION	$9,100,376

As of 2/29/2004
Stock Options Outstanding:	1,237,000
Warrants Outstanding:	11,759,774
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

Risk Factors

Cumulative Unsuccessful Exploration Efforts By KRL Resources’ Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by KRL Resources in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in KRL Resources having to cease operations.

KRL Resources Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which KRL Resources has an interest or the concessions in which the KRL Resources has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If KRL Resources does not ultimately find a body of ore, it would have to cease operations.

There is No Guarantee of Clear Title to Any of the Mineral Properties to which KRL Resources Has an Interest:

Unregistered agreements or unregistered transfers of title could cause KRL Resources to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to KRL Resources.

Mineral Prices May Not Support Corporate Profit for KRL Resources:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist KRL Resources could have to cease operations.

KRL Resources Has No Positive Cash Flow and No History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None KRL Resources’ properties have advanced to the commercial production stage and the Company has no significant history of earnings or positive cash flow from operations. The cumulative loss through February 29, 2004 since the Company’s inception of the development stage, according to U.S. GAAP, is ($7,541,540). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common-voting shares. Any future additional equity financing would cause dilution to current stockholders.

As of February 29, 2004, KRL Resources had 1,237,000 share purchase options outstanding and 11,759,774 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common-voting shares issued and outstanding would increase from 22,575,106 to 35,571,880.  This represents an increase of 63% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of KRL Resources Could Be In An Amount Great Enough to Force the Company to Cease Operations:

The current and anticipated future operations of the Company including further exploration activities requiring permits from various Canadian governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by KRL Resources.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force KRL Resources to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in KRL Resources Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  KRL Resources may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force KRL Resources to cease operations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of KRL Resources And Shareholders Could Find It Difficult to Sell Their Stock:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s Class “A” shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common-voting shares in the United States and shareholders may find it more difficult to sell their shares.

KRL Resources is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of KRL Resources’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  KRL Resources’ growth will depend, on the efforts of its Senior Management, particularly its President and Chief Executive Officer, Seamus Young; its Chief Financial Officer, Judith T. Mazvihwa; and, its Secretary, Alex D. Hamilton. Loss of these individuals could have a materially adverse effect on the Company.  KRL Resources has no key-man life insurance or written consulting agreements with the Senior Officers or Directors.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect Stockholders of KRL Resources:

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to KRL Resources’ stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of KRL Resources, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Stockholders of KRL Resources:

Because the success of KRL Resources is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common-voting shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against KRL Resources or Our Its Directors, Controlling Persons and Officers:

It may be difficult to bring and enforce suits against KRL Resources.  The Company is a corporation incorporated in Canada under the Company Act of the Province of British Columbia.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) Where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) The judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) The judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) A dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) The outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) The judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) There has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, KRL Resources is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common-voting shares by insiders may result in shareholders having less data.

Foreign Operations:

The Company’s foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.  Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.  The Company currently has exploration projects located in Canada.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company’s executive office is located at:

   Suite 720 – 475 Howe Street

   Vancouver, British Columbia, Canada V6C 2B3

   Telephone: (604) 689-0299

   Facsimile: (604) 689-0288

   Website: www.krl.net

   Email: info@krl.net

The contact person is: Mr. Seamus Young, President and Chief Executive Officer

The Company's fiscal year ends May 31st.

The Company's common-voting shares trade on the TSX Venture Exchange in Toronto under the symbol "IRK".

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of May 31, 2003 there were 14,262,546 common shares issued and outstanding. As of February 29, 2004 (the most recently completed fiscal period) there were 22,575,106 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

The Company was incorporated on July 10, 1978 under the name Kingdom Resources Ltd. pursuant to the requirements of the British Columbia Company Act. The Company’s original authorized capital consisted of 5,000,000 no par value common shares.

On September 4, 1981 the Company’s authorized capital was increased to 10,000,000 no par value common shares.

ON November 27, 1989 the Company completed a share consolidation on a one new share for three old shares basis resulting in an authorized share capital of 3,333,333 no par value common shares, of which 1,116,126 shares were fully paid and issued.  Also on November 27, 1989 the Company name was changed to “KRL Resources Corp.” and the authorized capital was increased to 10,000,000 no par value common shares.

On September 16, 1991 the Company’s authorized capital was increased to 50,000,000 no par value common shares.

On March 6, 2002 the Company completed a share consolidation on a one new share for five old shares basis resulting in an authorized share capital of 20,000,000 no par value common shares, of which 5,816,784.4 common shares were fully paid and issued. Also on March 6, 2002 the Company name was changed to “International KRL Resources Corp.” and the authorized capital was increased to 100,000,000 no par value common shares.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common-voting shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

____________________________________________________________________________________________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares (Pre-consolidation)	Capital Raised

Fiscal 1999

Private Placement (“flow-through” shares”)(1)

Exercise of stock options

Payment for mineral property (2)

Payment for mineral property (3)

Payment for mineral property (4)

Payment for mineral property (5)

Payment for mineral property (5)

Payment for mineral property (6)

Payment for mineral property (7)

Payment for mineral property (8)

		325,000 650,000 75,000 50,000 50,000 25,000 20,000 50,000 20,000 25,000	$48,750 $97,500 $6,000 $5,000 $7,500 $3,750 $3,600 $7,500 $3,000 $2,250

Fiscal 2000

Exercise of stock options

Exercise of share purchase warrants (9)

Settlement of debt (10)

Private Placement (11)

Private Placement (12)

Private Placement (13)

Payment for mineral property (14)

Payment for mineral property (15)

Payment for mineral property (16)

Payment for mineral property (17)

Payment for mineral property (18)

Payment for mineral property (19)

		775,000 200,000 67,362 1,664,999 1,224,999 440,000 100,000 100,000 60,000 30,000 25,000 50,000	$116,250 $30,000 $10,104 $249,750 $183,750 $440,000 $15,000 $15,000 $9,000 $4,500 $3,750 $7,500

Fiscal 2001

Exercise of stock options

Exercise of share purchase warrants (20)

Private Placement (21)

Payment for mineral property (22)

Payment for mineral property (23)

Payment for mineral property (24)

Payment for mineral property (25)

Payment for mineral property (26)

Payment for mineral property (27)

Payment for mineral property (28)

		300,000 455,000 1,810,000 50,000 200,000 50,000 50,000 20,000 100,000 50,000	$45,000 $70,250 $181,000 $10,000 $20,000 $7,500 $5,000 $2,600 411,000 $6,000

Fiscal 2002 (The Company consolidated its share capital on the basis of five old shares for one new share pursuant to a Special Resolution dated 12/7/2001)	Exercise of stock options Payment for mineral property (29) Private Placement (30)	250,000 50,000 1,000,000	$37,500 $3,500 $100,000
	Nature of Share Issuance	Number of Shares (Post-consolidation)	Capital Raised
Fiscal 2002	Private Placement (31) Payment for mineral property (32) Issued in payment of debt (33)	1,000,000 20,000 1,127,427	$100,000 $2,800 $169,114

Fiscal 2003	Private Placement (34) Private Placement (35) Private Placement (36) Private Placement (37) Exercise of share purchase warrants (38)	1,400,000 2,404,000 1,905,000 250,000 720,000	$195,000 $300,500 $355,000 $50,000 $108,000

Fiscal 2004

Exercise of stock options

Private Placement (39)

Broker Commission (40)

Exercise of share purchase warrants (41)

Exercise of share purchase warrants (42)

Exercise of stock options

Payment for mineral property (43)

Payment for mineral property (44)

Exercise of share purchase

 warrants (45)

           Private Placement (46)

Exercise of share purchase warrants (47)

Exercise of share purchase warrants (48)

Exercise of share purchase warrants (49)

Exercise of stock options

Exercise of share purchase warrants (50)

Exercise of share purchase warrants (51)

		25,000 2,855,500 100,000 40,000 25,000 71,500 100,000 60,000 8,000 4,815,000 40,000 0 5,000 25,000 30,000 22,560 15,000	$5,000 $428,325 $15,000 $7,200 $5,000 $14,300 $20,000 $12,000 $1,440 $963,000 $7,200 $900 $4,500 $6,000 $4,061 $2,700

(1)

This private placement financing consisted of 325,000 units at a price of $0.15 per unit. Each unit consisted of one “flow-through” share and one share purchase warrant exercisable to acquire one additional “flow-through” share at a price of $0.15 per share on or before December 31, 1999, or at a price of $0.20 per share on or before December 31, 2000. The mechanics of Flow Through Agreements are as follows: Certain provisions of the Canadian Income Tax Act allow companies in the resource sector to incur expenditures and renounce them in favor of the investor, who is entitled to claim them.  The Company has incurred such Canadian exploration expenses (primarily expenses incurred for determining the existence, location, extent or quality of a mineral resource in Canada in the course of carrying out geological survey and sampling work.  There is a risk to the Company that if Revenue Canada denies the deductions in the hands of the investor penalties could be levied by Revenue Canada and that the shareholders could sue the Company for damages.  The Company is confident that it is in full compliance with the Canadian Income Tax Act and does not anticipate any such difficulties.

(2)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in eleven mining claims located in the MacMurchy Township of Ontario, Canada.

(3)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the MacMurchy Township of Shining Tree, Ontario.

(4)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in nine mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(5)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the MacMurchy Township of Shining Tree, Ontario.

(6)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(7)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(8)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in eleven mining claims located in the MacMurchy Township of Ontario, Canada.

(9)

These shares were issued pursuant to the private placement described in (1) above.

(10)

This debt was owed to Bruce F. Jamieson Inc. and Bruce F. Jamieson & Co. for accounting services rendered and to Marigold Management Ltd., an unrelated company, for administrative services rendered.

(11)

This private placement consisted of the following: (a) 708,333 units consisting of one “flow-through” share and one share purchase warrant.  Each warrant was exercisable to acquire one addition “flow-through” share at a price of $0.15 per share on or before July 7, 2000, or at a price of $0.20 per share on or before July 7, 2001 and (b) 956,666 units consisting on one share and one share purchase warrant.  Each warrant was exercisable to acquire one additional share at a price of $0.15 per share on or before July 7, 2000, or at a price of $0.20 per share on or before July 7, 2001.

(12)

This private placement consisted of the following: (a) 1,091,666 units consisting of one “flow-through” share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional “flow-through” share at a price of $0.15 per share on or before January 21, 2001, or at a price of $0.20 per share on or before January 31, 2002 and (b) 133,333 units consisting of one share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional share at a price of $0.15 per share on or before January 21, 2001 or at a price of $0.20 per share on or before January 21, 2002.

(13)

Each unit of this private placement consisted of: (a) Four “flow-through” shares and four share purchase warrants.  Each share purchase warrant was exercisable to acquire one additional “flow-through” share at a price of $0.25 per share on or before March 22, 2001 and (b) One share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional share at a price of $0.25 per share on or before March 22, 2001.

(14)

By an Option Agreement dated August 10, 1998, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in nine mineral claims located in the MacMurchy Township of Shining Tree, Ontario, for consideration of 150,000 shares of the Company’s capital stock.

(15)

By an Option Agreement dated August 10, 1998, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario, for consideration of 150,000 shares of the Company’s capital stock.

(16)

By an Option Agreement dated August 4, 1998, the Company acquired a 100% interest (subject to a 3% net smelter returns royalty) in four mineral claims located in the MacMurchy Township, Ontario for consideration of 100,000 shares of the Company’s capital stock.

(17)

By an Agreement dated June 18, 1999, the Company acquired a 100% interest in three mineral claims located in the MacMurchy and Kelvin Townships, Ontario for consideration of 30,000 shares of the Company’s capital stock.

(18)

By an Agreement dated June 18, 1999, the Company acquired a 100% interest in one mineral claim located in the MacMurchy Township, Ontario for consideration of 25,000 shares of the Company’s capital stock.

(19)

By an Agreement dated March 6, 2000, the Company acquired a right to earn a 100% interest (subject to a 2% net smelter returns royalty) in thirty-three claim units located in the MacMurchy Township, Ontario.

(20)

These were exercised from prior private placement financings. 420,000 shares (of which 60,000 were “flow-through” shares) were exercised at a price of $0.15 per share; 25,000 shares at a price of $0.25 per share; and, 10,000 “flow-through” shares at a price of $0.10 per share.

(21)

The Company sold 1,810,000 units at a price of $0.10 per unit.  Each unit consisted of one “flow-through” share and one share purchase warrant exercisable to acquire one additional “flow-through” share at a price of $0.10 per share on or before December 15, 2001 or at a price of $0.15 per share on or before December 15, 2002.

(22)

By an Agreement dated March 6, 2000, the Company acquired a right to earn a 100% interest (subject to a 2% net smelter returns royalty) in thirty-three claim units located in the MacMurchy Township.

(23)

By an Option Agreement dated October 25, 2000, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in seven mineral claims located in the MacMurchy and Fawcett Townships, Ontario.

(24)

By an Option Agreement dated October 27, 2000, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the Tyrell Township, Ontario.

(25)

By a Letter Agreement dated November 18, 1997, the Company acquired the right to earn a 100% interest (subject to a 1% net smelter returns royalty) in two mineral claims located in the Knight Township of Shining Tree, Ontario.

(26)

By a Purchase Agreement dated July 28, 2000, the Company acquired a 100% interest in one mineral claim located in the MacMurchy Township, Ontario.

(27)

By an Agreement dated January 22, 2001, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in thirty mineral claims located in the MacMurchy, Tryell and Knight Townships.

(28)

By an Agreement dated January 23, 2001, the Company acquired a 100% interest in two mineral claims located in the MacMurchy Township, Ontario.

(29)

This payment relates to the Copper Hill Project located in Ontario referred to in Note 5(a) to the Financial Statements for the Years Ended May 31, 2003 and 2002.

(30)

570,000 of these units were “flow-through” units at a price of $0.10 per unit. Each unit consisted of one pre-consolidation “flow-through” share and one pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share at a price of $0.10 per share on or before August 27, 2003.  430,000 of these units were sold at a price of $0.10 per unit. Each of these units consisted of one pre-consolidation share and one pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share at a price of $0.10 per share on or before August 27, 2003.

(31)

The Company sold 1,000,000 post-consolidation units at a price of $0.10 per unit.  Each unit consisted on one post-consolidated share and one post-consolidated share purchase warrant exercisable to acquire one additional post-consolidated share at a price of $0.10 per share on or before February 4, 2003.

(32)

This payment relates to the Copper Hill Project located in Ontario referred to in Note 5(a) to the Financial Statements for the Years Ended May 31, 2003 and 2002.

(33)

These debts were to the following individuals and companies for services rendered:

a.

Michael J. Casselman, an officer of the Issuer, for debt owing in the amount of $9,800;

b.

Rita Chow, an unrelated party, for debt owing in the amount of $15,000;

c.

Donegal Developments Ltd., a private company owned by Seamus Young who is an officer and director of the Issuer, for debt owing in the amount of $31,718.73;

d.

Miller Thomson LLP, an unrelated legal firm, for debt owing in the amount of $22,165,30;

e.

Richards Buell Sutton, an unrelated legal firm, for debt owing in the amount of $32,881.95;

f.

T-Bags Management Inc., a private company owned by Seamus Young who is an officer and a director of the Issuer, for debt owing in the amount of $15,618.44;

g.

John J. Watkins, an unrelated party, for debt owing in the amount of $10,165.00; and,

h.

Seamus Young, an officer and a director of the Issuer, for debt owing in the amount of $40,764.59

(34)

This private placement consisted of the sale of 1,300,000 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was required to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 1, 2003 or $0.25 per share on or before October 1, 2004. 100,000 shares and 260,000 agent’s purchase warrants exercisable under these same conditions were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assisted given to the Company by Canaccord Capital Corporation in selling the units.

(35)

This private placement consisted of the sale of 2,003,333 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 7, 2003 or $0.25 per share on or before October 7, 2004.  In addition, 400,667 agent’s purchase warrants exercisable under the same conditions, and which expire on November 11, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(36)

This private placement consisted of the sale of 1,775,000 units at a price of $0.20 per unit. Each unit consisted of one share and one-half share purchase warrant.  One full warrant is exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.25 per share on or before August 31, 2004 or $0.25 per share on or before August 31, 2004.  In addition 130,000 common shares and 355,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(37)

This private placement consisted of the sale of 250,000 units at a price of $0.20 per unit.  Each unit consisted on one share and one-half share purchase warrant exercisable to acquire one-half additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2004.  In addition, 50,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expired September 18, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee.  This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(38)

These units were related to the private placement described in (34) above.

(39)

This private placement consisted of the sale of 729,000 Flow-Through Units and 2,126,500 Non-Flow-Through Units were sold through Canaccord Capital Corporation, as agent, at a price of $0.15 per Flow-Through and Non-Flow-Through Unit. Each Flow-Through Unit consisted of one flow-through common share and one-half of one Warrant.  Each Non-Flow-Through Unit consisted of one non-flow-through common share and one Warrant.  One whole Warrant entitled the holder to purchase one additional non-flow-through common share at a price of $0.18 per for a period of 12 months from closing.  The Issuer also issued 100,000 common shares and 571,000-share purchase warrants to Canaccord Capital Corporation in connection with the offering.  These warrants have the same terms of the other warrants.

(40)

These shares were issued to Canaccord Capital in consideration for their assistance in facilitating this private placement financing.

(41)

These shares were issued pursuant to the private placement described in (39) above.

(42)

These shares were issued pursuant to the private placement described in (39) above.

(43)

These shares were issued in payment for the purchase agreement for mining claims in the Knight and Natal Townships, Ontario.

(44)

These shares were issued in payment for four mineral claims located in Tyrrell and Leonard Townships, Ontario.

(45)

These shares were issued pursuant to the private placement described in (39) above.

(46)

This private placement consisted of the sale of 815,000 Flow-Through Units and 4,000,000 Non-Flow-Through Units. Each Flow-Through-Unit consisted of one flow-through common share and one warrant entitling the holder to purchase an additional flow-through-share at a price of $0.20 for a period of 12 months. Each Non-Flow-Through Unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.20 for 24 months. The Issuer issued 100,000 common shares to Canaccord Capital Corporation as consideration for waiver of their right of first refusal to provide this financing.

(47)

These shares were issued pursuant to the private placement described in (39) above.

(48)

These shares were issued pursuant to the private placement described in (39) above.

(49)

These shares were issued pursuant to the private placement described in (39) above.

(50)

These shares were issued pursuant to the private placement described in (39) above.

(51)

These shares were issued pursuant to the private placement described in (39) above.

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______________________________________________________________________________

______________________________________________________________________________

Capital Expenditures

Fiscal Year

Fiscal 1999	Nil
Fiscal 2000	Nil
Fiscal 2001	$7,648
Fiscal 2002	Nil
Fiscal 2003	$21,538
Fiscal 2004 to date	$503,895

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

For the past three years, the Company has been active in mineral exploration work in Canada in the provinces of Ontario and British Columbia. The Company is currently concentrating the majority of its efforts on its Copper Hill Property, which is located in Ontario. The Company has been inactive for the past three years on its Bear River Project, which is located in the Skeena Mining Division in British Columbia; however, management plans to carry out exploration work on this project during Fiscal 2004.

During Fiscal 2002 the Company acquired a 100% interest in seven mining claims (68 units) contiguous with its Copper Hill Project. The company acquired it interest in these claims from Charles Webster, an unrelated party, by paying Mr. Webster 50,000 shares of its common stock. The Company also did fieldwork in the Golden Sylvia area of the Copper Hill Project. This fieldwork consisted of geological mapping; detailed rock sampling and exploratory drilling.

The shareholders of the Company approved a name change from KRL Resources Corp. to International KRL Resources Corp. on December 7, 2001 and at the same time approved a consolidation of the Company’s issued and unissued common shares on a basis of five old shares for one new share. Both the name change and the share consolidation became effective on March 6, 2002 with the approval from the TSX Venture Exchange.

During Fiscal 2003, the Company continued exploration work on its Copper Hill Project. On October 9, 2002, the Company sold 1,300,000 units for gross proceeds of $195,000. These funds were used for further exploration work on the Golden Sylvia portion of the Copper Hill Project. After three months of work, on January 6, 2003, the Company announced that it had completed this program and would begin to drill test the results of the findings. A 1500-meter drill hole program was started on February 13, 2003. This program consisted of ten drill holes, five of which were completed by March 3, 2003. An additional three drill holes were completed by the end of March 2003. The Company announced at the end of March 2003 that the drill program had been expanded from 1500 meters to 2500 meters and would consist of twelve drill holes. This program was completed on April 15, 2003.

During Fiscal 2004 the Company continued work on the Copper Hill Project. On October 30, 2003, the Company announced that it begun a new drill program on the Jude Zone (formerly called the Golden Sylvia Zone) and the adjacent Golden Sylvia Iron Formation Zone. Four drill holes were completed by November 5, 2003.  Two of these were on the Jude Zone and two were on the Golden Sylvia Iron Formation Zone. Two additional drill holes were completed on the Golden Sylvia Iron Formation Zone by November 13, 2003.

On November 17, 2003, management announced that they planned to expand their exploration program at the Copper Hill Project to include searching for nickel.

On December 1, 2003, the Company announced that it had received assay data for all of the drill holes completed during the program announced on October 30, 2003, on both the Jude Zone and the Golden Sylvia Iron Formation Zone. The Golden Sylvia Iron Formation Zone was the main focus of this particular drill program and, because of the results obtained from the drilling; management decided that the Company would continue a systematic exploration program to fully evaluate the Zone along strike and at depth.

On December 2, 2003, the Company announced that it had acquired an additional ten kilometers of unexplored iron formation located to the south, southeast of the Golden Sylvia Iron Formation Zone.

On December 9, 2003, the Company announced that it had entered into an agreement to acquire an additional forty-seven mineral claims in the area.

On January 29, 2004 RAB Special Situations L.P., an unrelated financial institution located in the United Kingdom, announced that it had subscribed for 3,900,000 units of the Company at a price of $0.20 per share. Each unit consisted of one common share and one non-transferable share purchase warrant which entitled RAB Financial to purchase an additional share at a rice of $0.20 for a period of one year. (This transaction took place off the market by way of a private placement.)

On February 9, 2004, the Company announced that it had entered into an option agreement with a private unrelated company called Hemlo North Shore Inc. to jointly explore the Decker Claim Block located in the northeast portion of the Company’s Copper Hill Property. Under the terms of this agreement, Hemlo North Shore Inc. agreed to spend a total of $1.2 million on the project over a four-year period to earn a 50% interest in the Decker Claim Block with a minimum annual commitment of $300,000 per year. On February 18, 2004, the Company and Hemlo North Shore Inc. began a 1040-meter drill program on the project.

ON March 3, 2004, the Company began a high-resolution, fixed-wing airborne geophysical survey on the Copper Hill Project.

On March 25, 2004, the Company announced that it had completed a 1009 meter drill program, consisting of five drill holes, on the LG Zone located with the Copper Hill Project as well as three drill holes on the Tiger Zone, which is located approximately 300 meters to the south-east. The Company will use the results of this drill program to plan further exploration activity in this area once they are available.

On June 10, 2004, the Company started a reverse circulation-drilling program on the Golden Sylvia Iron Formation Zone located within the Copper Hill Project. This program consists of nine vertical reverse circulation drill holes totaling 1,115 meters.  On June 24, 2004, the Company announced that it had completed eight of the nine drill holes and was, at that time, drilling the ninth hole.  All of the drill holes, which were completed, were drilled to a depth of approximately 100 meters. The Company completed this drill program on July 6, 2004.

Plan Of Operations

Source of Funds for Fiscal 2004/2005

The Company’s primary source of funds since incorporation has been through the issuance of common shares and share purchase warrants.

The Company had working capital of  $27,612 at 5/31/2003 and a working capital deficit of ($35,058) at 5/31/2002.

Subsequent to the end of Fiscal 2003, May 31, 2003, the Company has raised $1,479,626 through private placement financings, the exercise of share purchase options and the exercise of share purchase warrants.

Use of Funds for Fiscal 2004/2005

During Fiscal 2004 and Fiscal 2005, respectively, the Company estimates that it might expend $300,000 and $345,000 on general/administrative expenses.  During Fiscal 2004 and Fiscal 2005, respectively, the Company estimates that it might expend $1.0 million and $1.5 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

The Company will continue to focus the majority of its efforts on the further exploration of the Copper Hill Property.  The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no revenue during the last three years.

At 5/31/2003, 5/31/2002, and 5/31/2001, respectively: all of the Company’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration activities require permits from Canada’s governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

International KRL Resources Corp was incorporated under the Company Act of the Province of British Columbia on July 10, 1978 under the name Kingdom Resources Ltd. On November 27, 1989 the name was changed to KRL Resources Corp. and on March 6, 2002, the name was changed to International KRL Resources Corp.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 1,500 sq. ft. at Suite 720, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3.  The Company began occupying these facilities in June 2004.  Monthly rent is $2,000.

The Company is concentrating all of its efforts in Canada. What follows is a discussion of the Company’s interests in Canada.

The Shinning Tree/Copper Hill/Golden Sylvia Property

Acquisition Details

The Company owns or has the option to acquire a 100% interest in mining claims and leased claims comprising 944 contiguous units covering approximately 35,500 acres of Provincial Crown lands. The claims were acquired either by staking or pursuant to numerous property acquisition agreements entered into by the Company since 1991. All of these claims are in good standing thru 2004. The property acquisition agreements are described below:

Property Description and Location

This property is located in the Canadian province of Ontario and covers portions of the MacMurchy, Kelvin, Fawcett, Tyrell, Natal, Leonard and Churchill Townships. The claims are approximately 54 miles south of the city of Timmins and are within 3 miles of the junctions of the Grassy Lake Road and Canadian Highway 560.

Local Resources, Infrastructure and Physiography

Most of the claims on this property are accessible by existing paved or gravel roads.

The topography on the property is of moderate relief of about 75 meters with rounded rock knolls covered in part by glacial gravel and sand deposits and separated by cedar swamps.  Approximately 50% of the property is covered by mature pine forest, large parts of which have recently been logged.

The climate is typical of northern Ontario, in that it is very cold in the winter and warm in the summers.  The precipitation is moderate.

Future Plans by International KRL Resources

The Issuer is currently engaged in exploratory work on the Copper Hill Property. The most recent work consisted of a high-resolution, fixed-wing airborne geophysical survey. The Issuer subcontracted this work to Fugro Airborne Surveys, an unaffiliated party. The purpose of this work is to assist ongoing exploration efforts and to generate additional exploration targets. (There is no assurance that any additional exploration targets will be generated by this work.)

The Company plans to continue its exploration work on the Copper Hill Property through the end of calendar 2004.  Based on the results of this work, management will then formulate a work program for 2005.

Bear River Property

The Company owns a 100% interest in three mineral claims, representing 31 units, located in the Skeena Mining Division of British Columbia.

The Company has no future work plans for this property and has not done any exploration work on the property since Fiscal 1999, ended May 31, 1999. During the year ended May 31, 1999, management of the Company decided to write-down the Bear River Property to a nominal value of $1.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Six Months Ended 11/30/2003, and 11/30/2002, and the fiscal years ended 5/31/2003, 5/31/2002, and 5/31/2001 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During Fiscal 2003, the Company raised $1,008,500 through the sale of 5,959,000 units as described above and the exercise of 720,000 share purchase options, also described above. All of the Company’s exploration efforts were expended on the Copper Hill Project.  This work consisted primarily of exploratory drilling.

With the price of precious metals rising since November 2001, management will concentrate the majority of its efforts on the Company’s mineral exploration projects in Canada.

Results of Operations

Nine Months Ended 2/29/2004 vs. Nine Months Ended 2/28/2003

For the nine months ended 2/29/2004, the Company incurred a net loss of ($369,274) [2003-($322,097)] which included charges to income not involving cash of amortization in the amount of $1,171.

The resultant loss per share for the nine-month period ended 2/29/2004 was ($0.02).  The net loss per share for the nine months ended 2/29/2003 was ($0.03).

Expenses incurred during the nine-month period ended 2/29/2004 were $369,274, which represented an increased over the same nine-month period last fiscal year when expenses were $322,097. The primary reasons for the increases in expenses were increases that resulted from the fact that management communicated more extensively with both shareholders and the investment community in Canada. Shareholder relations, meetings and news releases, which represented no expenses in the prior fiscal period, were $56,089 for the first nine months of Fiscal 2004. Travel expenses were $9,046 during the first nine months of Fiscal 2004 as compared to nil during the first nine months of Fiscal 2003. Stock exchange and filing fees also increased from $12,540 during the first nine months of Fiscal 2003 to $38,638 during the first nine months of Fiscal 2004.  This was due primarily to the greater fees incurred during the third fiscal quarter of Fiscal 2004 as a result of the large number of share issuances resulting from the exercise of share purchase warrants and private placement financings.

Expenses, which decreased significantly during the first nine months of Fiscal 2004 as compared to the first nine months of Fiscal 2003, included Financing fees and costs (down $37,662 because of the lesser amount raised from private placement financings) and legal fees (down $9,913 also because of the lesser amount raised from private placement financings).

Fiscal 2003 Ended 5/31/2003 vs. Fiscal 2002 Ended 5/31/2002

During the financial years ending May 31, 2003 and May 31, 2002, the company realized no income.

The Company’s activity increased significantly during Fiscal 2003 as compared to Fiscal 2002. This increased activity is described in the prior section: 4.B Business Overview.

Expenses incurred during the financial year ended May 31, 2003, were $410,918, which represented an increase of $260,946 over expenses of $149,972 incurred during the financial year ended May 31, 2002.

The most significant component of the increase in expenses was in the category of “financing fees”. During Fiscal 2003, the Company raised $1,060,500 through the sale of units and the exercise of share purchase options. During Fiscal 2002, the Company only raised $237,500 resulting in significantly lower associated costs which are directly correlated with the size of the financing.

During Fiscal 2003 other notable expense category increases resulting from the increased corporate activity were as follows:

1.

Accounting and audit: An increase of $12,691 or 77%. The increase in these fees was a direct result of the higher number of financings, which occurred during Fiscal 2003 as compared to Fiscal 2002. Each financing required separate input from the Company’s auditor.

2.

Legal fees: An increase of $64,788 or approximately 400%. The increase in these fees was a direct result of the higher number of financings, which occurred during Fiscal 2003 as compared to Fiscal 2002. Each financing required legal services from the Company’s legal counsel. These services consisted primarily of the preparation of offering documents.

3.

Office and miscellaneous: An increase of $12,106 or 118%. The increase in office and miscellaneous expenses was the result of staff expenses resulting from the higher level of activity.

4.

Promotion and travel: An increase of $31,769 or 234%. This increase resulted from the Company’s decision to increase awareness among Canadian investors of the changes, which were occurring within the structure of the Company and its operations. Investor meetings were conducted informing people of the name change, share re-organization (roll-back) and increased activity on the mineral properties.

5.

Salaries and benefits: An increase of $23,653 or 157%. This increase resulted from the slightly large staff necessitated by the increased corporate activity.

The Company spent $558,655 during Fiscal 2003 on its mineral properties as compared to $118,931 during Fiscal 2002. The expenses for each fiscal year are outlined below:

For the Years Ended May 31st
Exploration and Development Costs	2003	2002

Accommodation and meals	$33,700	$4,886
Assays	$39,33	$6,039
Drafting	$18,189	$2,797
Drilling	$178,174	$140
Labor	$183,713	$98,503
License and Recording Fees	$935	$2,113
Supplies and Miscellaneous	$25,302	$843
Surveys	$33,891	$1,000
Travel	$45,418	$2,610

The company recorded a net loss of ($410,910) during the year ended May 31, 2003, compared to a net loss of ($149,972) in the previous fiscal year.  This resulted in a net loss of ($0.04) per share during Fiscal 2003, compared to a net loss of ($0.02) per share in the previous year.

Fiscal 2002 Ended 5/31/2002 vs. Fiscal 2000 Ended 5/31/2001

During the financial years ended May 31, 2002 and May 31, 2001, the company realized no income.

The net loss for Fiscal 2002 was approximately $24,000 less that that for Fiscal 2001.  The primary reason the difference was the lower amount of travel and promotion, which occurred during Fiscal 2002. During Fiscal 2002, the Company spent only $13,580 on promotion and travel while during Fiscal 2001 the Company spent $38,025 on these types of expenses.

Management spent considerable effort during Fiscal 2002 re-organizing the Company as was evidenced by the share consolidation effective March 6, 2002 and the name change, which also occurred on March 6, 2002.

As described earlier in this document in 4.B Business Overview, the Company was engaged in exploration work on its mineral properties; however, the level of work was significantly less than that which occurred during subsequent periods.

Expenses incurred during the financial year ended May 31, 2002, were $130,744, a decrease of $24,027 over expenses of $154,771 incurred during the financial year ended May 31, 2001.  The most significant component of the decreased expenses in the category of promotion and travel as described above. Rent expense also decreased to $2,020 during Fiscal 2002 from $16,200 in Fiscal 2001. The only major increase in an expense category occurred in the area of legal fees, which increased by $10,625 during Fiscal 2002 as compared to Fiscal 2001. The primary reasons for the increased in this category was the additional legal work needed to complete the change of company name and the share consolidation.

The company recorded a net loss of ($149,972) during the year ended May 31, 2002, compared to net loss in the amount of ($158,894) in the previous fiscal year.  This resulted in a net loss of ($0.02) per share for Fiscal 2002 compared to net loss of ($0.05) per share for Fiscal 2001.

Fiscal 2001 Ended 5/31/2001 vs. Fiscal 2000 Ended 5/31/2000

The company incurred a net loss of ($158,894) for Fiscal 2001 or ($0.01) per share compared to a net loss of ($183,425) or ($0.01) per share in Fiscal 2000.

Expenses during Fiscal 2110 totaled $154,771 as compared to the expenses for the previous 12-month period, which were $151,774.  The primary differences in expense categories occurred in “accounting and audit”; “legal fees”; and, “promotion and travel”. The lower level of business activity resulted in a decrease in both accounting fees and legal fees. Promotion and travel expenses did increase as management, during Fiscal 2001, attempted to communicate with shareholders and potential investors in Canada to a larger extent than during Fiscal 2000.

Liquidity and Capital Resources

Nine Months Ended 2/29/2004

The Company’s current assets as of 2/29/2004 totaled $870,773.  Of this amount cash represented $196,554; $500,000 consisted of bank securities and term deposits and the balance consisted of prepaid expenses; good and services tax recoverable; share subscriptions receivable; and, accounts receivable.

The only sources of significant additional funds, which are presently available to the Company, are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.

Management believes that the Company currently has sufficient capital to sustain operations through the end of the current calendar year.  This belief is based on past levels of expenditures, which occurred during the Company’s prior fiscal years.

Cash used for operating activities during the nine months ended 2/29/2004 totaled ($458,919), including the net loss of ($369,274).  Adjustments during this period were accounts receivable/payable & accrued liabilities in the amount of ($14,885); prepaid expenses in the amount of $5,460; amount due from related parties in the amount of ($122,077); share subscription advances in the amount of $33,439; and, goods and services tax recoverable in the amount of $7,246.

Investing activities during the nine months ended 2/29/2004 consisted primarily of exploration expenditures, which amounted to $433,123, and the acquisition of marketable securities, in the amount of $500,000. The Company also purchased equipment in the amount of $32,772 ($24,580 of this amount was for the purchase of a new truck for company operations).

The exploration expenditures are outlined below:

Exploration Costs	Amount

Accommodation and Meals	$26,238
Amortization of field-use equipment	$6,842
Assays	$10,012
Drafting and mapping	$6,538
Drilling	$129,481
Geological consultants wages, fees and costs	$67,084
Labor and payroll assessments	$51,437
License and recording fees	$1,134
Supplies and miscellaneous	$7,031
Surveys	$116,094
Telecommunications – satellite, field phones, internet	$953
Travel and vehicle expenses	$17,122

During the nine months ended 2/29/2004 the Issuer received $1,479,626 from the issuance of common shares resulting from private placement financings and the exercise of share purchase options and share purchase warrants as described above in 4.A History and Development of the Company.

Fiscal 2003 Ended 5/31/2003

As at 5/31/2003, the Company had an accumulated deficit of ($4,936,002) and working capital of $27,612.  Of this amount, $22,742 was represented by cash.

During the fiscal year ended 5/31/2003, the Company completed the following four private placements:

(1)

This private placement consisted of the sale of 1,300,000 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was required to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 1, 2003 or $0.25 per share on or before October 1, 2004. 100,000 shares and 260,000 agent’s purchase warrants exercisable under these same conditions were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assisted given to the Company by Canaccord Capital Corporation in selling the units.

(2)

This private placement consisted of the sale of 2,003,333 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 7, 2003 or $0.25 per share on or before October 7, 2004.  In addition, 400,667 agent’s purchase warrants exercisable under the same conditions, and which expire on November 11, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(3)

This private placement consisted of the sale of 1,775,000 units at a price of $0.20 per unit. Each unit consisted of one share and one-half share purchase warrant.  One full warrant is exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before August 31, 2003 or $0.25 per share on or before August 31, 2004.  In addition 130,000 common shares and 355,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(4)

This private placement consisted of the sale of 250,000 units at a price of $0.20 per unit.  Each unit consisted on one share and one-half share purchase warrant exercisable to acquire one-half additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2003.  In addition, 50,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expired September 18, 2003, were issued to Canaccord Capital Corporation as a corporate financing fee.  This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

During the fiscal year there were 720,000 share purchase warrants exercised for proceeds to the Company in the amount of $108,000. The details of this warrant exercises are described in Item 4, History and Development of the Company, Financings, note (34).

Cash Used for Operating Activities during Fiscal 2003 was ($447,725) including the net loss for the fiscal year of ($410,918).  The only adjustment for the fiscal year was depreciation in the amount of $4,281.

Changes in non-cash working capital was ($41,088) and consisted of decreases in  “goods and services tax recoverable”; “accounts receivable”; “prepaid expenses and “deposits”; and, “share subscriptions receivable”. Increases occurred in “amount due from a related party”; “accounts payable and accrued liabilities”; and, “amount due to related parties”.

The decrease in “goods and services tax recoverable” resulted from the inactivity of the Issuer and the fact that it had no capital.

The decrease in “accounts receivable” resulted from the inactivity of the Issuer and the fact that it had no capital.

The decrease in “prepaid expenses: resulted from the inactivity of the Issuer and the fact that it had no capital.

The increase in “deposits” resulted from the exercise of share purchase options and the sale of treasury shares.

The increase in “amount due from a related party” resulted from the fact that T-Bags Management, Ltd. owed the Issuer funds, which were subsequently paid.

The increase in “accounts payable and accrued liabilities” resulted from a lack of capital by the Issuer.

The increase in “share subscriptions receivable” resulted from increased stock options issuances.

Cash Used for Investing Activities during Fiscal 2003 totaled ($591,193) which consisted entirely of expenditures on the Company’s mineral properties. Of this amount, $558,655 consisted of exploration work on the Issuer’s properties as follows:

Exploration Costs	Amount

Accommodations and meals	$33,700
Assays	$39,333
Drafting	$18,189
Drilling	$178,174
Labor	$183,713
License and recording fees	$935
Supplies and miscellaneous	$25,302
Surveys	$33,891
Travel	$45,418

Cash Provided by Financing Activities during Fiscal 2003 was $1,060,500. This consisted entirely of the issuance of shares as described earlier in Item 4. History and Development of the Company, Financings.

Fiscal 2002 Ended 5/31/2002

As at 5/31/2002, the Issuer had an accumulated deficit of ($4,525,084) and a working capital deficit of ($35,058). Of this amount, cash represented $1,160 and “other current assets” were $3,693.

During the fiscal year ended 5/31/2002, the Issuer completed one private placement raising $100,000 through the sales of 1,000,000 units as described in Item 4, History and Development of the Company, Financings.

Cash Used for Operating Activities during Fiscal 2002 was ($126,839) including the net loss for the fiscal year of ($149,972).  The only significant adjustment for the fiscal year was amortization in the amount of $1,841.

Changes in non-cash working capital were $21,264 and consisted of increases in “goods and services tax recoverable” and “accounts payable and accrued liabilities”. Decreases occurred in amount “due from related party” and amount “due to related parties”.

The increases in “goods and services recoverable” were the result of increased exploration activity.

The increases in “accounts payable and accrued liabilities” were the result of limited funds available for exploration activity.

Cash Used for Investing Activities during Fiscal 2002 totaled ($111,504) which consisted almost entirely of expenditures on the Company’s mineral properties. The only exception was $8,613 received from the sale of marketable securities.  These securities were issued as a result of a small private placement. Exploration expenses, which were incurred during Fiscal 2002, are shown in the following table.

Exploration Costs	Amount

Accommodation and meals	$4,886
Assays	$6,039
Drafting	$2,797
Drilling	$140
Labor	$98,503
License and recording fees	$2,113
Supplies and miscellaneous	$1,000
Travel	$2,619

Cash Provided by Financing Activities during Fiscal 2002 was $1,060,500. This consisted entirely of the issuance of shares as described in Item 4, History and Development of the Company, Financings.

US GAAP Reconciliation

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs and accounting for stock-based compensation.

The Company capitalizes mineral property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned.  All mineral property acquisition, exploration and development costs have been acquired for cash and/or common-voting shares.  The company performs periodic evaluations to evaluate recoverability of mineral property costs.  Under SEC interpretation of US GAAP, for exploration stage properties, all such acquisition and/or exploration costs are expensed in the period incurred.

For US GAAP purposes, the Company had elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees”.  Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.  Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123.  The fair value of the stock options granted to non-employees will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.  There were no stock options granted or outstanding during Fiscal 2002/2001/2000.  The first calculation and footnote disclosure was adopted for Fiscal 2003 Ended January 31st.

Recent Accounting Pronouncements Applicable to Us

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142.  SFAS 141 requires all business combinations initiated after 6/30/2001 to be accounted for using the purchase method of accounting.  Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise.  All other intangible assets will continue to be amortized over their estimated useful lives.  The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after 6/30/2001.  With respect to goodwill and intangible assets acquired prior to 7/1/2001, we are required to adopt SFAS 142 effective 7/1/2002.  The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on 7/1/2002 is not expected to have a material impact on our financial position or results of operations.

On 4/30/2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  The adoption of SFAS 145 on 5/15/2002 does not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after 12/31/2002 and are not expected to have a material impact on our financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

6/15/2004

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election or Appointment

Seamus Young	President/Director	64	1986
Mike Muzylowski (1)	Director	70	1990
Charles D. Mooney (1)	Director	48	2002
Judith T. Mazvihwa	Director	29	2003

(1) Member of the Audit Committee

____________________________________________________________________________________________________________________________________________________________

Seamus Young is a mining engineer with forty years experience.  He immigrated to Canada from Tipperary, Ireland in May of 1964.  He has been involved in the resource industry since that time.  He has been involved with the Issuer since 1983 and with Logan Resources Ltd., a public company trading on the TSX Venture Exchange, since 1992.

Mike Muzylowski has a Bachelor of Science degree from the University of Manitoba and over 40 years of experience in the business of finding and developing mines. He is currently the President and CEO of Callinan Mines, an unrelated public company, and the Chairman of Tan Range Exploration Corporation, an unrelated public company. He has been instrumental in the discovery and production of some fifteen mines.  He received the award of Mine Developer of the Year in 1988 from the Prospectors and Developers Association Conference in Canada.

Charles D. Mooney as over thirty years senior management and pilot experience in the aviation industry.  Since 1989, he has been Operations Manager for Vancouver Island Helicopters Ltd.  He was a founding director of the Helicopter Association of Canada and served two years as the Chairman of that association.

Judith T. Mazvihwa is a mining geologist with eight years geologist and management experience.  From December 1996 to April 1997, she was a geologist with Prospecting Ventures Ltd.; from June 1997 to September 1999, she was Mining Geologist Section Head with Casmyn Mining Zimbabwe (Pvt) Ltd.; from March 2002 to April 2002, she was a geologist with Cumberland Resources Ltd.; and from April 2002 to November 2002, she was a geologist with Northgate Exploration Ltd.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2003 ended 5/31/2003 was $160,000.

__________________________________________________________________________  ____

________________________________________________________________________________

Director Compensation.  The Company had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  310,000 stock options were granted or exercised during Fiscal 2003.  Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Barbara Hilton, Mike Muzylowski and Charles D. Mooney. The Audit Committee met xxx time during Fiscal 2003 and xxx time in Fiscal 2002.

6.D.  Employees

As of 6/15/2004, the Company had 5 employees, outside of independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 6/15/2004, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Seamus Young	(1)	997,697	4.34%
Common	Mike Muzylowski	(2)	350,800	1.53%
Common	Charles D. Mooney	(3)	772,500	3.34%
Common	Judith T. Mazvihwa	(4)	250,000	1.09%
Common	RAB Special Situations LP		3,900,000	17.17%
	Total Directors/Management/5% Holders		6,270,997	27.47%

(1) 300,000 represent currently exercisable share purchase options;

(2) 250,000 represent currently exercisable share purchase options;

(3) 250,000 represent currently exercisable share purchase options and 175,000 represent currently exercisable share purchase warrants; and,

(4) 250,000 represent currently exercisable share purchase options.

# Based on 22,708,306 shares outstanding as of 6/15/2004 and stock options and warrants held by each beneficial holder exercisable within sixty days.

Stock Options.

Description of the Company’s Stock Option Plan:

At the Company’s annual general meeting held on November 4, 2003, shareholders approved the adoption of the 2003 Share Incentive Plan (the “Plan”) in order to provide incentive to employees, management and others who provide services to the Company to act in the best interest of the Company.

Pursuant to the Plan, the Issuer has authorized the reservation of up to 10% of the issued and outstanding common shares of the Issuer for the grant of options from time to time.  Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Issuer, as the Board shall designate, options to purchase from the Issuer such number of common shares of the Board shall designate.  Some of he significant terms of the Plan are as follows (The Share Incentive Plan is included with this document as Exhibit #xx.):

1.

Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Issuer at the time of any such grant of options.

2.

The total number of common shares to be reserved for issuance over the previous twelve month period for any optionee shall not exceed 5% of the issued common shares of the Issuer at the time of grant with the exception that, as long as the Issuer’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous twelve months period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Issuer at the time of grant.  In addition, the total number of common shares to be reserved for issuance over the previous twelve-month period for any one consultant, shall not exceed 2% of the issued common shares of the Issuer at the time of grant.

3.

While the Issuer’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Issuer’s common shares in accordance with the policies of the TSX-V. At such time as the Issuer’s common shares are listed on the Toronto Stock Exchange (the “TSE”) the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSE.

4.

Options granted must expire not later than a maximum of five years from the date of the grant while the Issuer’s common shares are listed on Tier 2 of the TSX-V. At such time as the Issuer’s common shares are listed on Tier 1 of the TSX-V or the TSE options granted must expire not later than a maximum of ten years from the date of grant.

5.

In the event that the Plan is amended to permit the number of common shares reserved for issue under the Plan to exceed of 10% of the outstanding shares of the Issuer, then, provided the Issuer’s common  shares are listed on “Tier 2 of the TSX-V all options will vest in equal amounts over consecutive quarterly periods for a period of no less than eighteen months from the date of grant.  At such time as the Issuer’s common shares are listed on Tier 1 of the TSX-V or the TSE, options will vest at the discretion of the board of directors.

6.

All options granted pursuant to the Plan shall be non-assignable and non-transferable.

7.

Subject to the receipt of disinterested shareholder approval for the grant of options under the Plan, the Plan will allow:

(i)

the number of Common Shares reserved for issuance under the stock options granted to insiders to exceed 10% of the outstanding Common Shares of the Issuer;

(ii)

the issuance to insiders, within a one year period of a number of shares exceeding 10% of the outstanding Common Shares of the Issuer;

(iii)

the issuance to any one insider and such insider’s associates, within a one year period, of a number of Common Shares exceeding 5% of the outstanding Common Shares; and,

(iv)

the Issuer to have the ability to decrease the exercise price of stock options previously granted to insiders.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common-voting shares subject to such options are set forth in Table No. 8 as of 6/15/2004, as well as the number of options granted to Directors and independent contractors.

Table No. 8

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Common- voting Shares	Exercise Price	Grant Date	Expiration Date

Mike Muzylowski, Director	100,000	$0.20	09/02/03	09/02/05
	150,000	$0.20	05/06/04	05/06/06

Seamus Young, Officer/Director	80,000 220,000	$0.25 $0.20	01/15/03 05/06/04	01/15/05 05/06/06

Charles Mooney, Director	100,000	$0.20	12/03/02	12/03/04
	50,000	$0.20	05/06/04	05/06/06

Judith T. Mazvihwa, Officer/Director	25,000	$0.25	01/15/03	01/15/05
	125,000	$0.20	05/06/04	05/06/06

Employees/Consultants	425,000	$0.20	05/06/04	05/06/06

Total Officers/Directors	1,050,000
Total Consultants	425,000
Total	1,475,000

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders; the table below reflects direct/indirect holdings of common-voting shares, refer to Table No. 7 for additional information.

______________________________________________________________________________

Name	Shares Owned 5/31/2003	Shares Owned 5/31/2003	Shares Owned 5/31/2002

Seamus Young	697,697	669,665	797,655
Mike Muzylowski	100,800	100,800	100,800
Charles D. Mooney	522,500	162,500	Nil

_____________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 6/15/2004, the Company’s shareholders’ list showed 22,708,306 common-voting shares outstanding and 125 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions and estimates that there are: 103 “holders of record" resident in Canada, holding 15,958,048 common-voting shares; 18 “holders of record" resident in the USA, holding 1,503,392 common-voting shares; and 4x “holders of record” in located in other parts of the world holding 5,246,668 common-voting shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has in excess of 500 beneficial owners of its common-voting shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Accounting Fees

The Company paid accounting fees of $7,300 to its former auditor, Jones Richards & Company and $7,750 to Manning Elliott during Fiscal 2002 and Fiscal 2003, respectively.

Indirect Payments

---No Disclosure Necessary---

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

---No Disclosure Required---

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Manning Elliott, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal Years ended 5/31/03, 5/31/02

Unaudited Financial Statements

Nine Months Ended 2/29/2004 and 2/28/2003

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Issuer do not know of any material, active or pending, legal proceedings against them; nor is the Issuer involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Issuer know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common-voting shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Canada, under the symbol "IRK".  The initial public offering was effective on the Vancouver Stock Exchange in 1983.

Table No. 9 lists the high and low sales prices on the TSX Venture Exchange for actual trades of common-voting shares of the Company for the last six months, last ten fiscal quarters, and last five fiscal years.

Table No. 9

TSX Venture Exchange

Common-voting Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

Period Ended	High (Cdn. $)	Low (Cdn. $)

Monthly:
06/30/2004	$0.19	$0.14
05/31/2004	$0.17	$0.145
04/31/2004	$0.25	$0.15
03/31/2004	$0.32	$0.205
02/29/2004	$0.31	$0.25
01/31/2004	$0.25	$0.19

Fiscal Quarters:
05/31/2004	$0.32	$0.145
02/29/2004	$0.31	$0.16
11/30/2003	$0.29	$0.15
08/31/2003	$0.31	$0.16
05/31/2003	$0.28	$0.145
02/28/2003	$0.32	$0.11
11/30/2002	$0.14	$0.09
08/31/2002	$0.22	$0.08
05/31/2002	$0.50	$0.09
02/28/2002	Did Not	Trade

Annual (Fiscal Year):
05/31/2004	$0.32	$0.145
05/31/2003	$0.32	$0.08
05/31/2002	$0.50	$0.09
05/31/2001	Did Not	Trade
05/31/2000	Did Not	Trade

______________________________________________________________________________

______________________________________________________________________________

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  Representatives of member firms and the public govern it.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

The Canadian Investor Protection Fund (“CIPF”) protects investors in Canada.  The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5.  Common Share Description

Common-voting Share Description

All of the authorized common-voting shares of the Company.  Once issued, the A Common-voting shares rank equally as to dividends, voting powers, and participation in assets.  Holders of common-voting stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common-voting stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Canada Business Corporations Act (“Corporations Act”).  Unless the Corporations Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common-voting shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 10 lists, as of 6/15/2004, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 6/15/2004, the Company was aware of approximately 30 holders of its 11,651,574 share purchase warrants, all of whom were resident in Canada.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10

Share Purchase Warrants Outstanding (Note: details below as at 6/15/2004)

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

10/07/02	1,011,666	650,000	$0.20	$0.25	10/07/04
10/07/02	400,667	260,000	$0.20	$0.25	10/07/04
11/12/02	1,001,667	1,001,667	$0.20	$0.25	11/12/04
11/12/02	400,667	400,667	$0.20	$0.25	11/12/04
08/28/02	887,500	500,000	$0.20	$0.25	08/28/04
08/28/02	355,000	355,000	$0.20	$0.25	08/28/04
10/17/03	2,364,240	2,364,240	$0.18	N/A	10/17/04
09/28/03	125,000	125,000	$0.25	N/A	09/28/04
09/28/03	50,000	50,000	$0.25	N/A	09/28/04
01/28/04	815,000	745,000	$0.20	N/A	01/28/05
01/28/04	4,000,000	3,900,000	$0.20	$0.20	01/28/06

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common-voting shares trade on the TSX Venture Exchange in Canada.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 5/31/2004, 5/31/2003, and 5/31/2002, there were 100,000,000 common voting shares without par value authorized.  At these dates, there were 22,693,304, 14,262,546, and 7,964,211 common voting shares without par value issued and outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common-voting shares and Special Warrants; and shares issued upon conversion of warrants.

______________________________________________________________________________

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares (Pre-consolidation)	Capital Raised

Fiscal 1999

Private Placement (“flow-through” shares”)(1)

Exercise of stock options

Payment for mineral property (2)

Payment for mineral property (3)

Payment for mineral property (4)

Payment for mineral property (5)

Payment for mineral property (5)

Payment for mineral property (6)

Payment for mineral property (7)

Payment for mineral property (8)

		325,000 650,000 75,000 50,000 50,000 25,000 20,000 50,000 20,000 25,000	$48,750 $97,500 $6,000 $5,000 $7,500 $3,750 $3,600 $7,500 $3,000 $2,250

Fiscal 2000

Exercise of stock options

Exercise of share purchase warrants (9)

Settlement of debt (10)

Private Placement (11)

Private Placement (12)

Private Placement (13)

Payment for mineral property (14)

Payment for mineral property (15)

Payment for mineral property (16)

Payment for mineral property (17)

Payment for mineral property (18)

Payment for mineral property (19)

		775,000 200,000 67,362 1,664,999 1,224,999 440,000 100,000 100,000 60,000 30,000 25,000 50,000	$116,250 $30,000 $10,104 $249,750 $183,750 $440,000 $15,000 $15,000 $9,000 $4,500 $3,750 $7,500

Fiscal 2001

Exercise of stock options

Exercise of share purchase warrants (20)

Private Placement (21)

Payment for mineral property (22)

Payment for mineral property (23)

Payment for mineral property (24)

Payment for mineral property (25)

Payment for mineral property (26)

Payment for mineral property (27)

Payment for mineral property (28)

		300,000 455,000 1,810,000 50,000 200,000 50,000 50,000 20,000 100,000 50,000	$45,000 $70,250 $181,000 $10,000 $20,000 $7,500 $5,000 $2,600 411,000 $6,000

Fiscal 2002 (The Company consolidated its share capital on the basis of five old shares for one new share pursuant to a Special Resolution dated 12/7/2001)	Exercise of stock options Payment for mineral property (29) Private Placement (30)	250,000 50,000 1,000,000	$37,500 $3,500 $100,000
	Nature of Share Issuance	Number of Shares (Post-consolidation)	Capital Raised
Fiscal 2002	Private Placement (31) Payment for mineral property (32) Issued in payment of debt (33)	1,000,000 20,000 1,127,427	$100,000 $2,800 $169,114

Fiscal 2003	Private Placement (34) Private Placement (35) Private Placement (36) Private Placement (37) Exercise of share purchase warrants (38)	1,400,000 2,404,000 1,905,000 250,000 720,000	$195,000 $300,500 $355,000 $50,000 $108,000

Fiscal 2004

Exercise of stock options

Private Placement (39)

Broker Commission (40)

Exercise of share purchase warrants (41)

Exercise of share purchase warrants (42)

Exercise of stock options

Payment for mineral property (43)

Payment for mineral property (44)

Exercise of share purchase

 warrants (45)

           Private Placement (46)

Exercise of share purchase warrants (47)

Exercise of share purchase warrants (48)

Exercise of share purchase warrants (49)

Exercise of stock options

Exercise of share purchase warrants (50)

Exercise of share purchase warrants (51)

		25,000 2,855,500 100,000 40,000 25,000 71,500 100,000 60,000 8,000 4,815,000 40,000 0 5,000 25,000 30,000 22,560 15,000	$5,000 $428,325 $15,000 $7,200 $5,000 $14,300 $20,000 $12,000 $1,440 $963,000 $7,200 $900 $4,500 $6,000 $4,061 $2,700

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

The Company was originally incorporated in the Province of British Columbia on July 10, 1978.

According to the Company’s Articles, “There are no restrictions on the business of the Company.”

According to Part 15– DISCLOSURE OF INTEREST OF DIRECTORS:

0.1

 A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, whether directly or indirectly, a duty or interest might be created in conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Companies Act.

0.2

 A Director shall not vote in respect of any contract of transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  This Article 15.2 and Article 151 shall not apply in those circumstances where a Director is, under the Companies Act, deemed not to be interested in a proposed contract or transaction.

0.3

 A Director may hold any office or place of profit under the Company (other than, if the Company is or becomes a reporting company, the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Companies Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall for such reasons be liable to be voided.

0.4

 Subject to compliance with the provisions of the Companies Act, a Director may act by himself or his firm in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

0.5

 A Director may be or become a director or other officer of employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Companies Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company otherwise directs.

The issue of borrowing capital is addressed in Part 8 – “Borrowing and Mortgaging” of the Company’s articles:

8.1 “The Directors may from time to time exercise all the powers of the Company to borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit, and to issue bonds, debentures and other securities either outright or as security for any liability or obligation of the Company or any other person, and to mortgage, charge or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Any bonds, debentures or other securities may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, conversion, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

The common Shares of the Company carry and are subject to the following rights, privileges, restrictions and conditions:

a.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat except those meetings where only holders of a specified class or particular series of shares are entitled to vote and each holder thereof shall be entitled to one vote per share in person or by proxy.

b.

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared and paid by the Company.

c.

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares are entitled to receive the remaining property of the Company after payment of all of the Company’s liabilities.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

The first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

10.C.  Material Contracts   --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians.  There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common-voting shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended January 31, 2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common-voting shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common-voting shares.  The gain or loss will be a capital gain or capital loss if the Company's common-voting shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common-voting shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 1/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its financial statements for each of the preceding three years was Manning Elliott, Chartered Accountants.  Manning Elliott is a member of the Canadian Institute of Chartered Accountants.  The audit report for Fiscal 2003/2002/2001 is included with the related financial statements in this Registration Statement with their consent.

10.H.  Document on Display    --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Registration Statement on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.  RESERVED

ITEM 16A. Audit Committee Financial Expert –-Not Applicable--

ITEM 16B. Code of Ethics –-Not Applicable-—

ITEM 16C. Principal Accountant Fees and Services -–Not Applicable--

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

          --Not Applicable--

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Manning Elliott, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor’s Report dated September 9, 2003 except as to Note 10, which is as of September 18, 2003.

Comment by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

Auditor’s Report dated October 10, 2002

Comment by Auditor for U.S. Readers on Canada-U.S. Reporting Differences dated October 10, 2002

Balance Sheets as at May 31, 2003 and 2002

Statements of Operations and Deficit for the Years ended May 31, 2003, 2002 and 2001

Statements of Cash Flows for the Years ended May 31, 2003, 2002 and 2001

Schedules of Deferred Exploration and Development Costs for the Years ended May 31, 2003 and 2002

Notes to the Consolidated Financial Statements

Unaudited Financial Statements

Balance Sheets at February 29th/28th 2004 and 2003; November 30th 2003 and 2002; and, audited balance sheet at May 31, 2003 and 2002

Statements of Operations and Deficit for the Nine Months Ended February 29th/28th 2004 and 2003; and, for the fiscal quarters ended February 29th/28th 2004 and 2003; November 30th 2003 and 2002; and, August 31st 2003 and 2002.

Statements of Cash Flows For The Nine Months Ended February 29th/28th 2004 and 2003; and, for the fiscal quarters ended February 29th/28th 2004 and 2003; November 30th 2003 and 2002; and, August 31st 2003 and 2002.

Statements of Deferred Exploration and Development Costs for the Nine Months Ended February 29th/28th 2004 and 2003; and, for the fiscal quarters ended February 29th/28th 2004 and 2003; November 30th 2003 and 2002; and, August 31st 2003 and 2002.

Notes to the Interim Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A
4. Material Contracts – N/A
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A

9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10. Other Documents

Information Circular dated October 6, 2003

Statement of Consent of Auditor Manning Elliott dated August 3, 2004

Statement of Consent of Former Auditor Jones Richards & Company dated June 8, 2004

Mining Glossary

S.E.C Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven (Measured) Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, share, depth, and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable (Indicated) Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (i.e. silver) contained within a sample.  Technique usually involves firing/smelting.

Argentite – a silver sulphide mineral, typically an important ore of silver.

Batholith – a very large intrusive mass of igneous rock.

Bottle Roll Leach Test – a small scale laboratory test where representative mineralized samples and solutions or solvents are placed in a bottle which is continuously agitated.  The solutions are frequently measured to determine the cumulative extraction of the contained metals into solution.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chlorargyrite - a silver bearing mineral (AgC1); silver chloride.

Column Leach Test – a metallurgical test where materials are stacked inside a columnar container and subjected to a controlled flow of fluids or solvents intended to dissolve or extract minerals into solutions which are measured.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cut-off grade - the lowest grade of mineralized material that qualifies as reserve in a deposit.  ie: contributing material of the lowest assay that is included in a reserve estimate.

Dacite – a fine grained, acid volcanic rock containing less quartz than similar rhyolitic rocks.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – where minerals occur as scattered particles in the rock.

Dore – a combination of silver and gold metal, typically unrefined in a bar form.

Environmental Baseline Study - a geotechnical study that monitors and establishes the numerous naturally occurring base levels present within a specific area/environment.  These can include; water chemistry, flora and fauna.

Epithermal – low temperature hydrothermal process or product.

Exploration – work involved in searching for ore, usually by drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Fracture – a break or crack in rock.

Fracture-controlled - a type of mineralization where circulating fluids deposit minerals preferentially upon fracture planes within a rock mass.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granodiorite – a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

Heap Leach – a mineral processing method involving the crushing and stacking ore on an impermeable liner upon which solutions may be sprayed that dissolves metal i.e. gold/silver, etc.; the solutions containing the metals are then collected and treated to recover the metals.

Hematite – an iron oxide mineral.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration - the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

Igneous – a primary type of rock formed by the cooling of molten material.

Intrusion; Intrusive – molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

Jones splitter - a mechanical device into which sample material consisting of rock chips from drill holes is fed into a hopper.  The device then statistically splits the volume of material to produce a smaller representative sample, which is then sent to a laboratory for analysis.

Merril-Crowe – a common metallurgical process facility which extracts precious metals from leach solutions via precipitation using a zinc dust.

Mesothermal – intermediate temperature hydrothermal process (200-300C) or product.

Metamorphosed rocks - rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained.  Core samples from diamond drill holes are used as representative samples of the mineralization for this testwork.

Metavolcanic – a rock of volcanic origin that has undergone a change in its primary character.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Open Pit – a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Pyrite - an iron sulphide mineral, the most common naturally occurring sulphide mineral.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Quartz Monzonite - a coarse grained, quartz rich igneous rock usually occurring as a smaller rock mass associated with major granitic bodies.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling (RC) – a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole precision bit and returns to the surface outside the drill stem carrying the drill chip samples.

Rhyolite – a fine grained, acid volcanic rock containing abundant silica.

Roof Pendant – older rocks projecting down from the roof into a batholith.

Sericite – a fine grained mica (clay-like) mineral.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Supergene effects - the effect of the water/solutions percolating down from the earth’s surface (weathering); these solutions can dissolve minerals at the surface and then reconcentrate at depth.

Talus – the accumulation of fragments and coarse debris on steep slopes and at the base of cliffs as a result of the mechanical weathering of rocks.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Waste to Ore Strip Ratio – the amount of waste material mined for each unit of ore presented as a ratio.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

International KRL Resources Corp.

Registrant

Dated: August 3, 2004	Signed: /s/ Seamus Young Seamus Young, President and Director

AUDITORS’ REPORT

To the Shareholders of

International KRL Resources Corp.

(An Exploration Stage Company)

We have audited the balance sheet of International KRL Resources Corp. (An Exploration Stage Company) as at May 31, 2003, and the statements of operations and deficit, and cash flows and the schedule of deferred exploration and development costs for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards used in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by The British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as of May 31, 2002 and for the year then ended, were audited by another firm of Independent Accountants who expressed an opinion without reservation on those financial statements in their report dated October 10, 2002.

/s/ “Manning Elliott”

Chartered Accountants

Vancouver, British Columbia

September 9, 2003 except as to Note 10

which is as of September 18, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated September 9, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

September 9, 2003

JONES RICHARDS & COMPANY

CERTIFIED GENERAL ACCOUNTANTS

AUDITORS’ REPORT

To the Shareholders of

International KRL Resources Corp. (formerly KRL Resources Corp.)

(An Exploration Stage Company)

We have audited the balance sheets of International KRL Resources Corp. (formerly KRL Resources Corp.) (An Exploration Stage Company) as at May 31, 2002 and May 31, 2001, the statements of operations and deficit, the statements of cash flows and the schedules of deferred exploration and development costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and May 31,2001, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

“Jones, Richards & Company”

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia

October 10, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated October 10, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

“Jones, Richards & Company”

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia

October 10, 2002

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in Canadian Dollars)

	May 31,	May 31,
	2003	2002

ASSETS

CURRENT ASSETS

Cash	$22,742	$1,160
Subscriptions receivable	43,500	–
Other current assets	59,234	3,693

	125,476	4,853

PROPERTY AND EQUIPMENT (Note 4)	21,989	4,732

MINERAL PROPERTIES (Note 5)	2,605,538	2,035,883

	$2,753,003	$2,045,468

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$88,379	$38,255
Due to related parties (Note 6)	9,485	1,656

	97,864	39,911

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	7,588,750	6,528,250

CONTRIBUTED SURPLUS	2,391	2,391

DEFICIT	(4,936,002)	(4,525,084)

	2,655,139	2,005,557

	$2,753,003	$2,045,468

FUTURE OPERATIONS (Note 1)

COMMITMENTS (Note 5)

SUBSEQUENT EVENT (Note 10)

Approved by the Board:

Seamus Young, Director	Michael Casselman, Director

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	For the Years Ended May 31,
	2003	2002	2001

REVENUE	$–	$–	$–

EXPENSES

Accounting and audit	29,194	16,503	19,723
Amortization	432	1,841	1,075
Bank charges and interest	678	4,547	3,908
Financing fees	128,516	19,200	–
Legal fees	80,776	15,988	20,363
Loss on sale of marketable securities	–	27	4,121
Loss on write-off of mineral properties	–	1	2
Management fees	34,000	30,000	30,000
Office and miscellaneous	22,316	10,210	5,208
Promotion and travel	45,349	13,580	38,025
Rent	7,420	2,020	16,200
Salaries and benefits	38,653	15,000	–
Stock exchange and filing fees	12,190	12,891	11,050
Telephone	4,673	2,615	3,933
Transfer agent	6,721	5,549	5,286

TOTAL EXPENSES	410,918	149,972	158,894

NET LOSS FOR THE YEAR	410,918	149,972	158,894

DEFICIT - BEGINNING OF YEAR	4,525,084	4,375,112	4,216,218

DEFICIT - END OF YEAR	$4,936,002	$4,525,084	$4,375,112

LOSS PER SHARE	$(0.04)	$(0.02)	$(0.03)

WEIGHTED AVERAGE SHARES OUTSTANDING	10,704,000	6,760,000	5,250,000

(Diluted loss per share has not been presented as the result is anti-dilutive)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	For the Years Ended May 31,
	2003	2002	2001
OPERATING ACTIVITIES

Net loss for the year	$(410,918)	$(149,972)	$(158,894)

Adjustments to reconcile net loss to net cash

Amortization	4,281	1,841	1,075
Loss on sale of marketable securities	–	27	4,121
Loss on write-off of mineral properties	–	1	2

	(406,637)	(148,103)	(153,696)

Changes in non-cash working capital items

Goods and services tax recoverable	(24,134)	286	18,899
Due from related party	2,413	(2,413)	–
Accounts receivable	(4,203)	–	–
Prepaid expenses and deposits	(29,617)	–	8,945
Share subscriptions receivable	(43,500)	–	11,000
Accounts payable and accrued liabilities	50,124	133,208	38,183
Due to related parties	7,829	(109,817)	44,685

NET CASH USED IN OPERATING ACTIVITIES	(447,725)	(126,839)	(31,984)

FINANCING ACTIVITIES

Issue of share capital for cash	1,060,500	237,500	296,250

INVESTING ACTIVITIES

Proceeds on sale of marketable securities	–	8,613	6,739
Acquisition of property and equipment	(21,538)	–	(7,648)
Acquisition costs of mineral properties	(11,000)	(1,186)	(5,000)
Deferred exploration and development costs	(558,655)	(118,931)	(370,309)

NET CASH USED IN INVESTING ACTIVITIES	(591,193)	(111,504)	(376,218)

INCREASE (DECREASE) IN CASH DURING THE YEAR	21,582	(843)	(111,952)

CASH - BEGINNING OF YEAR	1,160	2,003	113,955

CASH - END OF YEAR	22,742	1,160	2,003

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	–	4,102	3,531
Taxes paid	–	–	–

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES

Acquisition cost of mineral properties	–	(6,300)	(62,100)
Issue of share capital for debt	–	169,114	–
Issue of share capital for mineral properties	–	6,300	62,100

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS

(Expressed in Canadian Dollars)

	For the Years Ended May 31,
	2003	2002

EXPLORATION AND DEVELOPMENT COSTS

Accommodation and meals	$33,700	$4,886
Assays	39,333	6,039
Drafting	18,189	2,797
Drilling	178,174	140
Labour	183,713	98,503
Licence and recording fees	935	2,113
Supplies and miscellaneous	25,302	843
Surveys	33,891	1,000
Travel	45,418	2,610

TOTAL COSTS INCURRED DURING THE YEAR	558,655	118,931

BALANCE - BEGINNING OF YEAR	1,566,296	1,447,365

BALANCE - END OF YEAR	$2,124,951	$1,566,296

1.

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to obtain sufficient public equity financing and financial support from related parties or to generate profitable operations in the future. The Company has working capital of $27,612 and an accumulated deficit of $4,936,002 as of May 31, 2003. There is no guarantee that the Company will be able to raise any additional equity financing to continue its exploration projects.

These financial statements have been prepared on the basis of accounting principles applicable to a going-concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. A failure to continue as a going-concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going-concern basis.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Mineral Properties and Deferred Expenditures

The Company is in the exploration stage with respect to its investment in natural resource properties and capitalizes all costs related to an exploration project in accordance with Emerging Issues Committee (“EIC”) Abstract No. 126, “Accounting by Mining Enterprises for Exploration Costs” and Accounting Guideline No. 11 (“AcG-11”), Enterprises in the Development Stage” issued by the Canadian Institute of Chartered Accountants. The Company capitalizes all costs related to the acquisition and continuing exploration of mineral properties. If the mineral properties are abandoned or otherwise impaired, the related capitalized costs are charged to operations. If any of the Company's mineral properties attains commercial production, capitalized costs will be amortized on a unit of production basis. The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

(b)

Earnings (Loss) Per Share

Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. The Company applies the treasury stock method in calculating diluted EPS. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

(c)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assumptions may affect the reported amount of assets and liabilities and the reported amount of revenue and expenses during the year. Actual results could differ from the estimates and assumptions used.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Office and field equipment	20%
Computer Equipment	30%
Vehicle	40%

In the year of acquisition, amortization is recorded at one-half the above rates.

(f)

Stock-Based Compensation

On June 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the use of a fair value based method for all stock-based awards made to non-employees, but only requires it for employees when there are direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price. Pro-forma basic earnings (loss) per share and pro-forma diluted earnings (loss) per share are required to be disclosed as if the fair value method had been used for new awards and for modifications of existing awards. The Company does not have a formal incentive stock option plan, however has granted stock options as determined by the Board of Directors. The Company has chosen to continue its policy of not recognizing compensation expense on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

(g)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

(h)

Stock Issuance Costs

The Company charges all costs relating to issuing shares and raising capital directly to operations.

3.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and advances from related parties. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their current nature.

4.

PROPERTY AND EQUIPMENT

			2003	2002
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Office equipment	$6,748	$1,143	$5,605	$1,042
Computer equipment	8,304	3,935	4,369	3,690
Vehicle	14,135	2,120	12,015	–

	$29,187	$7,198	$21,989	$4,732

5.

MINERAL PROPERTIES

	2003
	Acquisition Costs	Development Costs	Write- Down of Capitalized Costs	Total

(a) Copper Hill Project, Ontario	$480,586	$2,123,882	$–	$2,604,468
(b) Bear River Project, B.C.	1	1,069	–	1,070

	$480,587	$2,124,951	$–	$2,605,538

	2002
	Acquisition Costs	Development Costs	Write- Down of Capitalized Costs	Total

(a) Copper Hill Project, Ontario	$469,586	$1,566,296	$–	$2,035,882
(b) Bear River Project, B.C.	1	–	–	1
(c) Watson Project, B.C. and Yukon	1	–	(1)	–

	$469,588	$1,566,296	$(1)	$2,035,883

(a)

Copper Hill Project, Ontario

By various agreements ranging in date from December 11, 1991 to May 15, 2001, the Company has acquired a total of nine hundred and five (905) claim units of approximately twenty (20) hectares each including four hundred and ninety-eight in which the Company has a 100% interest. The Company has one hundred and thirteen claims (113), or four hundred and seven units (407), with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $250,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are subject to twenty separate agreements without any perimeter clauses.

The Company also has a 17.9% interest in forty-three (43) mineral claims and a 100% interest in four (4) mining leases totalling twenty (20) mineral claims located in the MacMurchy, Kelvin, Natal, Knight, Churchhill, Leonard and Tyrell Townships of Ontario.

No new agreements were entered into during the current year. Acquisition costs to May 31, 2003 total $480,586.

In addition, the Company has staked an additional fifty (50) mineral claims contiguous to the above mineral claims. Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on one (1) mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a transferable feasibility study and continuing until commencement of commercial productivity with regard to thirteen (13) mineral claims located in the Knight and Natal Townships acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the net smelter returns royalty payable on these claims.

(b)

Bear River Project (MM Group), B.C.

The Company owns a 100% interest in three (3) mineral claims, representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

During the year ended May 31, 1999, management of the Company resolved to write-down the royalty to a nominal value of $1.

6.

RELATED PARTY TRANSACTIONS

(a)

Amounts due to the President, a majority shareholder, and the Secretary of the Company, are unsecured, non-interest bearing and have no specific terms of repayment.

(b)

Management fees totalling $60,000 (2002 - $30,000) and exploration and development costs totalling $NIL (2002 - $18,000), were paid to a corporation controlled by the President of the Company.

(c)

Accounting fees totalling $20,388 (2002 - $8,503) were paid to the Secretary of the Company.

(d)

Geological consulting fees totalling $3,445 (2002 – $9,800) were paid to a Director of the Company.

All of the above noted transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

7.

SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

	2003		2002
	Number of shares	Amount $	Number of shares	Amount $

Balance, beginning of year	7,964,211	6,528,250	5,556,784	6,115,336

Shares issued for:

Cash	6,298,335	1,060,500	1,250,000	237,500
Debt settlement	–	–	1,127,427	169,114
Mineral properties	–	–	30,000	6,300

Balance, end of year	14,262,546	7,588,750	7,964,211	6,528,250

Transactions for the Issue of Share Capital During the Year Ended May 31, 2003

(a)

The Company completed a private placement financing and issued of 1,300,000 units at $0.15 per unit for total cash consideration of $195,000. Each unit consisted of one (1) share and one-half (1/2) share purchase warrant. One full warrant is required to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before October 1, 2003 or $0.25 per share on or before October 1, 2004. In addition, 100,000 common shares and 260,000 agent’s purchase warrants exercisable under the same conditions were issued as a corporate financing fee.

(b)

The Company completed a private placement financing and issued 2,003,333 units at $0.15 per unit for total cash consideration of $300,500. Each unit consisted of one (1) share and one-half (1/2) share purchase warrant. One full warrant is exercisable to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before October 7, 2003 or $0.25 per share on or before October 7, 2004. In addition, 400,667 agent’s purchase warrants exercisable under the same conditions, and which expire on November 11, 2004, were issued as a corporate financing fee.

(c)

The Company completed a private placement financing and issued 1,775,000 units at $0.20 per unit for total cash consideration of $355,000. Each unit consisted of one (1) share and one-half (1/2) share purchase warrant. One full warrant is exercisable to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before August 31, 2003 or $0.25 per share on or before August 31. 2004. In addition 130,000 common shares and 355,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued as a corporate financing fee.

7.

SHARE CAPITAL (continued)

Transactions for the Issue of Share Capital During the Year Ended May 31, 2003 (continued)

(d)

The Company completed a private placement financing and 250,000 units at a price of $0.20 per unit for total cash consideration of $50,000. Each unit consisted of one (1) share and one-half (1/2) share purchase warrant exercisable to acquire one-half (1/2) additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2003. In addition, 50,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire September 18, 2003, were issued as a corporate financing fee.

(e)

During the year the Company issued 720,000 common shares as a result of the exercise of purchase warrants at a price of $0.15 for total cash consideration of $108,000.

Transactions for the Issue of Share Capital During the Year Ended May 31, 2002

(a)

Pursuant to a Special Resolution dated December 7, 2001, the Company consolidated its issued and outstanding share capital on the basis of five (5) old shares for one (1) new share.

(b)

The Company issued 250,000 pre-consolidation shares at a price of $0.15 per share for the exercise of stock options.

(c)

The Company issued 50,000 pre-consolidation shares at a price of $0.07 per share for the acquisition of mineral properties included in the Copper Hill Project described in Note 5(a) above.

(d)

The Company completed a private placement financing and issued 1,000,000 pre-consolidation units as follows:

(i)

570,000 "flow-through" units at a price of $0.10 per unit for total cash consideration of $57,000, Each unit consisted of one (1) pre-consolidation "flow-through" share and one (1) pre-consolidation share purchase warrant exercisable to acquire one (1) additional pre-consolidation "flow-through" share at $0.10 per share on or before August 27, 2003.

(ii)

430,000 units at a price of $0.10 per unit for total cash consideration of $43,000. Each unit consisted of one (1) pre-consolidation share and one (1) pre-consolidation share purchase warrant exercisable to acquire one (1) additional pre-consolidation share at price of $0.10 per share on or before August 27, 2003.

(e)

The Company completed a private placement financing and issued 1,000,000 post-consolidation units at a price of $0.10 per unit for a total consideration of $100,000. Each unit consists of one (1) post-consolidation share and one (1) post-consolidation share purchase warrant exercisable to acquire one (1) additional post-consolidation share at a price of $0.10 per share on or before February 4, 2003. These purchase warrants were not exercised and expired unexercised.

(f)

The Company issued 20,000 post-consolidation shares at a price of 0.14 per share for the acquisition of mineral properties included in the Copper Hill Project described in Note 5(a) above.

(g)

The Company issued 1,127,427 post-consolidation shares at a price of $0.15 per share to settle debts totalling $169,114.

7.

SHARE CAPITAL (continued)

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company’s stock options outstanding as at May 31, 2003 and 2002 and changes during the years then ended is as follows:

	Number of shares	Weighted Average Exercise Price $

Balance, May 31, 2001	545,000	0.65

Granted	680,000	0.20
Exercised	(50,000)	(0.50)
Forfeited/cancelled	(495,000)	(0.66)

Balance, May 31, 2002	680,000	0.20

Granted	310,000	0.23

Balance, May 31, 2003	990,000	0.21

The following table summarizes information about the stock options outstanding at May 31, 2003.

	Options outstanding
Exercise Prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price

$0.20	680,000	0.9 years	$0.20
$0.23	310,000	2.0 years	$0.23

	990,000	1.25 years	$0.21

Under CICA Handbook Section 3870, the Company is required to disclose the pro-forma effects on net loss and net loss per share data as if the Company had elected to use the fair value approach to account for its employee stock-based compensation plans. If this approach had been applied, the Company’s net loss per share would have been as indicated below:

2003 $
Loss for the year
As reported	410,918
Pro forma	414,716

Basic and diluted loss per share
As reported	(0.04)
Pro forma	(0.04)

7.

SHARE CAPITAL (continued)

Stock Options (continued)

The fair value for the options was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	Options
	Interest rate	Term	Volatility

2003	3.5%	2 years	3%

The weighted average grant date fair value of options granted during the year was $0.05.

Warrants

The following table summarizes the continuity of the Company’s warrants:

	Number of warrants	Exercise Price $	Expiry Date

Issued in private placement	650,000	0.20/0.25	October 1, 2003/2004
Issued in private placement	1,001,667	0.20/0.25	October 7, 2003/2004
Issued in private placement	887,500	0.20/0.25	August 31, 2003/2004
Issued in private placement	125,000	0.25	September 18, 2003

Agents’ Warrants

The following table summarizes the continuity of the Company’s outstanding agent’s warrants which were issued as a corporate financing fee:

	Number of warrants	Exercise Price $	Expiry Date

Issued in private placement	260,000	0.20/0.25	October 1, 2003/2004
Issued in private placement	400,667	0.20/0.25	November 11, 2003/2004
Issued in private placement	355,000	0.25	August 31, 2004
Issued in private placement	50,000	0.25	September 18, 2004

8.

INCOME TAXES

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

9.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2003	2002

Loss in accordance with Canadian GAAP	$(410,918)	$(149,972)

Deduct:
Unproven property interests and deferred expenditures incurred in the year and capitalized	(569,655)	(126,416)
Stock based compensation	(12,570)	(1,097)

Loss in accordance with US GAAP	$(993,143)	$(277,485)

Loss per share (US GAAP)	$(.09)	$(.04)

	#	#

Weighted average shares outstanding (US GAAP)	10,704,000	6,760,000

Statement of Cash Flows in Accordance with US GAAP
	2003	2002
Cash flows from operating activities

Loss in accordance with US GAAP	$(993,143)	$(277,485)

Adjustments to reconcile net loss to net cash used by operating activities

Amortization	4,281	1,841
Loss on sale of marketable securities	-	27
Loss on write-off of mineral properties	–	1
Unproven property interest and deferred expenditures	569,655	126,416
Stock based compensation	12,570	1,097

	(406,637)	(148,103)

Changes in non-cash working capital items

Goods and services tax recoverable	(24,134)	286
Due from related party	2,413	(2,413)
Accounts receivable	(4,203)	–
Prepaid expenses and deposits	(29,617)	–
Share subscriptions receivable	(43,500)	–
Accounts payable and accrued liabilities	50,124	133,208
Due to related parties	7,829	(109,817)

	(447,725)	(126,839)

9.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Statement of Cash Flows in Accordance with US GAAP
	2003	2002
Cash flows from financing activities

Issue of share capital for cash	1,060,500	237,500

Cash flows from investing activities

Proceeds on sale of marketable securities	–	8,613
Acquisition of property and equipment	(21,538)	–
Acquisition costs of mineral properties	(11,000)	(1,186)
Deferred exploration and development costs	(558,655)	(118,931)

	(591,193)	(111,504)

Increase (Decrease) in Cash	21,582	(843)

	2003	2002

Shareholders’ equity – Canadian GAAP	$2,655,139	$2,005,557

Mineral property expenditures	(2,605,538)	(2,035,883)

Shareholders’ equity (deficiency) – US GAAP	49,601	(30,326)

Mineral property expenditures – Canadian GAAP	2,605,538	2,035,883
Mineral property expenditures expensed per US GAAP	(2,605,538)	(2,035,883)

Mineral property expenditures – US GAAP	–	–

[i]Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

[ii]For the year ended May 31, 2002, the Company did not recognize stock-based compensation under Canadian GAAP. Under US GAAP, had the Company elected to recognize stock-based compensation based on the estimated fair value of stock options granted, the Company would have recognized a stock-based compensation expense of $12,570 (2002 - $1,097).

10.

SUBSEQUENT EVENT

Pursuant to an amended Short Form Offering Document (“SFOD”) dated September 18, 2003, the Company intends to raise up to a maximum of $750,000 through the sale of 5,000,000 units at $0.15 per unit, through an Agent, to purchasers in the Provinces of British Columbia and Alberta. The offering period expires November 24, 2003 and will consist of up to 5,000,000 units at a price of $0.15 per unit, of which up to 3,750,000 units will be flow-through units. Each flow-through unit consists of one flow-through common share and one half of one non-transferable common share purchase warrant. Each non flow-through unit consists of one non-flow-through common share and one non-transferable common share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.18 for a period of 12 months from closing. The offering includes payment, as a corporate financing fee, to the Agent consisting of 150,000 common shares, an administrative fee of $5,000, a fee of 8% of the gross proceeds from the sale of the units of which 50% may be received in the form of non flow-through units at a deemed price of $0.15. The Agent is also entitled to 750,000 non-transferable share purchase warrants at an exercise price of $0.18 and expiring in one year from the offering day.

INTERNATIONAL KRL RESOURCES CORP. BALANCE SHEETS

	February 29th/28th		November 30th		May 31st (Audited)
	2004	2003	2003	2002	2003	2002
ASSETS CURRENT ASSETS
Cash (Note 4)	$ 196,554	23,372	78,233	174,934	22,742	1,160
Bank securities and term deposits	500,000
Accounts receivable	9,242	730	4,775	6,705	4,203
Goods and services tax recoverable	18,168	4,896	11,581	8,205	25,414	1,280
Prepaid expenses and deposits	24,157	25,101	38,559	6,073	29,617
Share subscriptions receivable	10,061	320,972			43,500
Due from related parties, directors and officers	112,592	3,100	5,433	5,198		2,413
Total Current Assets	870,773	378,171	138,582	201,115	125,476	4,853
PROPERTY AND EQUIPMENT (Note 6)	46,748	19,971	21,559	18,536	21,989	4,732
MINERAL PROPERTIES (Note 7)	3,038,626	2,242,763	2,823,837	2,129,115	2,605,538	2,035,883
TOTAL ASSETS	$ 3,956,147	2,640,905	2,983,978	2,348,765	2,753,003	2,045,468
LIABILITIES CURRENT LIABILITIES Accounts payable and accrued liabilities	$64,020	10,319	79,823	34,452	88,379	38,254
Payroll and wage related liabilities	14,513	18,126
Unexpended joint-project funds (Note 8)	80,123
Due to related parties					9,485	1,656
Total Current Liabilities	158,656	28,445	79,823	34,452	97,864	39,910
SHAREHOLDERS' EQUITY SHARE CAPITAL (Note 9)	9,100,376	7,457,250	8,044,275	7,038,750	7,588,750	6,528,250
CONTRIBUTED SURPLUS	2,391	2,391	2,391	2,391	2,391	2,391
DEFICIT	(5,305,276)	(4,847,181)	(5,142,511)	(4,726,829)	(4,936,002)	(4,525,084)
Total Shareholders' Equity	3,797,491	2,612,460	2,904,155	2,314,313	2,655,139	2,005,557
TOTAL LIABILITIES AND EQUITY	$ 3,956,147	2,640,905	2,983,978	2,348,765	2,753,003	2,045,468
FUTURE OPERATIONS (Note 2) COMMITMENTS (Note ) SUBSEQUENT EVENT (Note 11) Approved by the Board: "Seamus Young"	"Judith T.Mazvihwa"			"Charles D. Mooney"
Seamus Young, Director, President and C.E.O.	Judith T. Mazvihwa, Director and C.F.O.			Charles Mooney, Director/Audit Committee Chairman

(The Accompanying Notes are an Integral Part of These Financial Statements)
These Financial Statements have been prepared without audit by Management of International KRL Resources Corp.

INTERNATIONAL KRL RESOURCES CORP STATEMENTS OF OPERATIONS AND DEFICIT
	For The Nine Months Ended				For The Fiscal Quarters Ended
	February 29th/28th		February 29th / 28th		November 30th		August 31st
ADMINISTRATION COSTS:	2004	2003	2004	2003	2003	2002	2003	2002
Accounting and audit	$ 14,549	14,501	6,936	6,686	5,585	5,342	2,027	2,473
Amortization	1,171	158	772	158	199		199
Bank and supplier charges and interest	1,531		608		301	614	621	172
Business development and enhancement	12,187	10,190	5,031	7,788	4,397	3,917	2,759	1,117
Financing fees and costs	86,854	124,516	20,717	57,400	66,137	59,639		7,477
Legal fees	67,457	77,370	35,880	5,201	12,458	33,821	19,118	38,348
Management fees	22,500	26,500	7,500	7,500	7,500	7,500	7,500	11,500
Mining conventions, seminars, professional development	8,870	9,477	4,562	9,477	4,308
Office and miscellaneous	12,469	10,743	4,481	3,963	3,861	13,304	4,126	1,064
Rent	7,470	4,280	2,490	440	2,490	3,840	2,490
Salaries and benefits	21,467	24,836	11,315	13,787	10,152
Shareholder relations, meetings and news releases	56,089		21,401		19,038		15,650
Stock exchange and filing fees	38,638	12,540	33,132	5,185	5,261	5,494	245	1,861
Telephone	4,151	2,443	1,595	1,228	1,322	1,215	1,235
Transfer agent	4,825	4,543	1,631	1,539	2,150	1,590	1,043	1,414
Travel	9,046		4,712		4,289	43	45
TOTAL ADMINISTRATION COSTS	369,274	322,097	162,766	120,352	149,449	136,319	57,059	65,426
DEFICIT AT BEGINNING OF PERIOD	4,936,002	4,525,084	5,142,510	4,726,829	4,993,061	4,590,510	4,936,002	4,525,084
DEFICIT AT END OF PERIOD	$ 5,305,276	4,847,181	5,305,276	4,847,181	5,142,510	4,726,829	4,993,061	4,590,510
LOSS PER SHARE	$ 0.020	0.033	0.009	0.012	0.007	0.014	0.004	0.008

(The Accompanying Notes are an Integral Part of These Financial Statements)
These Financial Statements have been prepared without audit by Management of International KRL Resources Corp.

INTERNATIONAL KRL RESOURCES CORP. STATEMENTS OF CASH FLOWS
	For The Nine Months Ended				For The Fiscal Quarters Ended
	February 29th/28th		February 29th / 28th		November 30th		August 31st
OPERATING ACTIVITIES	2004	2003	2004	2003	2003	2002	2003	2002
Net loss for the period	$ (369,274)	(322,097)	(162,765)	(120,352)	(149,450)	(136,319)	(57,059)	(65,426)
Adjustments to reconcile net loss to net cash Amortization	1,171	2,659	773	1,256	199		199
	(368,103)	(319,438)	(161,992)	(119,096)	(149,251)	(136,319)	(56,860)	(65,426)
Change in non-cash working capital items: Goods and services tax recoverable	7,246	(3,616)	(6,586)	3,309	(6,817)	(5,042)	20,649	(1,883)
Share subscription advances	33,439		33,439		(24,000)		24,000
Due to (from) related parties	(122,077)	(1,656)	(107,158)		(36,305)	(33,842)	21,386	22,695
Prepaid expenses and deposits	5,460	(347,491)	15,165	(331,928)	(17,766)	(5,302)	8,061	(768)
Accounts receivable/payable & accrued liabilities	(14,885)	(9,809)	(6,327)	(6,006)	(32,367)	(68,076)	23,809	64,273
NET CASH USED IN OPERATING ACTIVITIES	(458,919)	(682,010)	(233,458)	(453,721)	(266,506)	(248,581)	41,045	18,891
FINANCING ACTIVITIES Issue of share capital for cash	1,479,626	929,000	980,600	418,500	494,025	510,500	5,000
Hemlo North Shore Project (Decker)	125,000		125,000
Issue of share capital for mineral properties	32,000		32,000
	1,636,626	929,000	1,137,600	418,500	494,025	510,500	5,000
INVESTING ACTIVITIES Deferred exploration costs - net of depreciation	(433,123)	(206,880)	(217,469)	(113,648)	(148,216)	(72,540)	(67,438)	(19,291)
Disposal (acquisition) of marketable securities	(500,000)		(500,000)
Acquisition of property, plant and equipment	(32,772)	(17,898)	5,173	(2,693)	(37,440)	(15,205)	(505)
Acquisition costs of mineral properties	(38,000)		(38,000)
NET CASH USED IN INVESTING ACTIVITIES	(1,003,895)	(224,778)	(750,296)	(116,341)	(185,656)	(87,745)	(67,943)	(19,291)
INCREASE (DECREASE) IN CASH DURING PERIOD	173,812	22,212	153,846	(151,562)	41,864	174,174	(21,898)	(400)
CASH - BEGINNING OF PERIOD	22,742	1,160	42,708	174,934	844	760	22,742	1,160
CASH - END OF PERIOD	$ 196,554	23,372	196,554	23,372	42,708	174,934	844	760

(The Accompanying Notes are an Integral Part of These Financial Statements)
These Financial Statements have been prepared without audit by Management of International KRL Resources Corp.

INTERNATIONAL KRL RESOURCES CORP.

STATEMENTS OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS

	For The Nine Months Ended				For The Fiscal Quarters Ended
	February 29th/28th		February 29th / 28th		November 30th		August 31st
EXPLORATION AND DEVELOPMENT COSTS	2004	2003	2004	2003	2003	2002	2003	2002
Accommodation and meals	$ 26,238	7,207	9,653	2,420	6,599	4,787	9,986
Amortization of field-use equipment	6,842	2,501	4,197	1,430	372	742	2,273	329
Assays	10,012	401	0	295	5,659	106	4,353
Drafting and mapping	6,538	6,786	164	6,516	2,045	86	4,329	184
Drilling	129,481	50,436	50,456	50,296	75,774		3,251	140
Geological consultants wages, fees and costs	67,084	35,601	16,201	28,235	31,252		19,631	7,366
Labour and payroll assessments	51,437	50,027	20,994	23,653	16,620	18,874	13,823	7,500
Licence and recording fees	1,134	3,214	(742)	2,920	1,876			294
Supplies and miscellaneous	7,031	6,642	2,790	3,328	442	3,314	3,799
Surveys	116,094	25,402	113,144	25,402	2,250		700
Telecommunications - satellite, field phones, internet	953		(227)	0	507		673
Travel and vehicle expenses	17,122	18,663	5,036	9,435	5,192	9,228	6,893
TOTAL COSTS INCURRED DURING THE PERIOD	439,965	206,880	221,665	153,930	148,588	37,137	69,711	15,813
Expended portion of Hemlo North Shore Project Funding	(44,877)		(44,877)
BALANCE - BEGINNING OF PERIOD	2,124,950	1,566,296	2,343,250	1,619,246	2,194,662	1,582,109	2,124,950	1,566,296
BALANCE - END OF PERIOD	$ 2,520,038	1,773,176	2,520,038	1,773,176	2,343,250	1,619,246	2,194,662	1,582,109

INTERNATIONAL KRL RESOURCES CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE QUARTERS ENDED FEBRUARY 29th, 2004 AND 2003

1

INTERIM PERIOD REPORTING

While these interim financial statements and the information contained therein are unaudited, they include all adjustments that are, in the opinion of Management, necessary to the fair presentation of the interim periods reported. As certain note information has been condensed or omitted, these financial statements should only be read in conjunction with the audited financial statements for the year ended May 31st, 2003.

2

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

See Schedule “C” – Management Discussion & Analysis for details of Company operations, financing, exploration programs and working capital positions.

3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES There have been no changes during the current fiscal quarter.

4

Cash at banks

$ 116,431 is available for general corporate purposes and $ 80,123 is reserved for the Company’s commitment on the Hemlo North Shore (Decker) Project. See Schedule “C” – Management Discussion & Analysis for details of this Agreement.

The following Hemlo North Shore (Decker) Project expenditures have been included in the total Exploration and Development Costs financial statement:

Accommodation and meals	$ 2,307
Geological supervision fee	12,500
Diamond drilling	20,000
Geological consultants wages, fees and costs	5,000
Labour and payroll assessments	4,750
Travel and vehicle expenses	320

Expended portion of Hemlo North Shore Project Funding	44,877
Portion of initial Funding Commitment held at bank	80,123
Funding Commitment 2 a) per Agreement	$125,000

5

FINANCIAL INSTRUMENTS

Except for a bank term deposit, there have been no changes during the current fiscal quarter.

6

PROPERTY AND EQUIPMENT

The Company acquired a pick-up truck for $ 35,525, less the trade-in value of the 1995 truck ($ 10,945), leaving a net cost to the Company of $24, 580. Otherwise there have been no material changes during the current fiscal quarter.

7

MINERAL PROPERTIES

The Company renegotiated the Kevin Filo/Cross Lake Minerals Ltd. property agreements, and entered into an agreement with David Burda and Roger Rutherford to acquire a 100% interest in 4 mineral claims in Tyrrell and Leonard Townships. See Schedule “C” – Management Discussion & Analysis for further details of this acquisition. Otherwise, except for exploration expenditure disclosed in the financial statements, there have been no material changes during the current fiscal quarter.

8

HEMLO NORTH SHORE PROJECT

Pursuant to an agreement with Hemlo North Shore Inc. to participate in the Decker claim group, $ 125,000 was received by the Company on February 10th, 2004. The Company expended $ 44,877 on the Project as at the end of the fiscal quarter, and has since expended a further $ 60,752.

9

SHARE CAPITAL

See Schedule “B” Supplementary Information to Quarterly Report dated February 29th, 2004. See Schedule “C” Management Discussion & Analysis dated February 29th, 2004.

Stock Options

See Schedule “B” Supplementary Information to Quarterly Report dated February 29th, 2004. Net loss per share during the current fiscal quarter is $0.02, as reported.

Warrants

See Schedule “B” Supplementary Information to Quarterly Report dated February 29th, 2003.

10

INCOME TAXES

There have been no changes during the current fiscal quarter.

11

SUBSEQUENT EVENT

There are no material subsequent events.

12

COMPLIANCE COSTS

Stock Exchange, regulatory, compliance, listing related and legislated costs for the nine months total $ 220,420 (for the quarter $ 108,801) – {2003 - $ 210,258 and $ 70,943, respectively}.

13

AUDITOR REVIEW

These interim financial statements have been prepared and reviewed by the Audit Committee of the Company. The Company’s Auditors have not reviewed these financial statements.

INTERNATIONAL KRL RESOURCES CORP.
FEBRUARY 29th, 2004

Section 1
A. ANALYSIS OF EXPENSES AND DEFERRED COST: See the accompanying financial statements.
Section 2
A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL QUARTER:
The aggregate amount of expenditures made to parties not at arms-length from the issuer during the current fiscal quarter is $ 28,200 (2003 - $ 21,831). Section 3
A. SECURITIES ISSUED DURING QUARTER ENDED FEBRUARY 29th, 2004
Date of Type of Type of Number of Price per Total Type of Issue Security Issue Shares Issued Share Proceeds Consideration	Commission Paid

Dec/03

common

option

71,500

0.20

14,300

cash

Dec/10

common

property

100,000

0.20

20,000

property

Dec/15

common

property

60,000

0.20

12,000

property

Dec/23

common

warrants

8,000

0.18

1,440

cash

Jan/29

common

public

*

4,915,000

0.20

983,000

cash

Feb/05

common

warrants

40,000

0.18

7,200

cash

Feb/23

common

war[r]ants

5,000

0.18

900

cash

Feb/23

common

warrants

25,000

0.18

4,500

cash

Feb/24

common

warrants *

30,000

0.2

6,000

cash

Feb/26

common

warrants

22,560

0.18

4,061

cash

Feb/27

common

warrants

15,000

0.18

2,700

cash

Feb/29

common

consolidation

2

consolidation

nil nil nil nil 20,000 nil nil nil nil nil nil nil
B. OPTIONS GRANTED DURING QUARTER ENDED FEBRUARY 29th, 2004
Date Number Exercise Name of Optionee Granted of Options Price	Expiry Date

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 29th, 2004 Authorized share capital - 100,000,000 shares without par value.

A total of 22,575,106 shares have been issued for a total of $ 9,100,376

A.

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT FEBRUARY 29th, 2004

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	482,000	0.20	2004/04/12
Options	100,000	0.20	2004/06/15
Options	100,000	0.20	2004/12/03
Options	130,000	0.20	2005/01/15
Options	200,000	0.20	2005/09/02
Options	225,000	0.25	2005/11/05
Warrants	1,800,000	0.25	2004 Aug 28
Warrants	125,000	0.25	2004 Sep 18
Warrants	2,802,440	0.18	2004 Oct 17
Warrants	1,001,667	0.25	2004 Nov 12
Warrants	4,645,000	0.20	2006/Jan/28
Agents warrants	355,000	0.25	2004 Aug 31
Agents warrants	50,000	0.25	2004 Sep 18
Agents warrants	260,000	0.25	2004 Oct 17
Agents warrants	320,000	0.18	2004 Oct 17
Agents warrants	400,667	0.25	2004 Nov 12

B.

SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 29th, 2004

NIL

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